SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes _____ No ___X____

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Accountants Special Review Report

To the Stockholders and Management of Companhia Siderúrgica Nacional Rio de Janeiro – RJ

1. We have conducted a special review on the quarterly report (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation), which includes the individual (Parent Company) and consolidated balance sheets as of March 31, 2003, the related statements of income, the performance report and the relevant information for the quarter then ended, presented in accordance with the accounting practices adopted in Brazil, prepared under the responsibility of the Company’s management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires and discussions with the Company’s management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or may have significant effects on the Company’s financial position and operations.

3. As described in note 13 to the quarterly financial information, the Company, its affiliate MRS Logística S.A. and its subsidiary GalvaSud S.A. elected to defer net losses arising from exchange rate changes in year 2001, in conformity with Provisional Measure No. 3/2001 and Deliberations no. 404/2001 and 409/2001 from Comissão de Valores Mobiliários – CVM. Accounting practices adopted in Brazil, require the recognition in income of the effects of exchange rate changes during the period in which they occurred. As a result, as of March 31, 2003, stockholders’ equity is overstated by approximately R$134,718 thousand (R$157,647 thousand as of December 31, 2002), and the net profit for the quarter ended March 31, 2003 is understated by approximately R$22,929 thousand, (net loss for the quarter ended on March 31, 2002 was overstated by approximately R$221,587 thousand) net of fiscal effects.

4. Based on our special review, except for the effects of the matter mentioned in paragraph (3), we are not aware of any material modification that should be made to the quarterly report referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards laid down by CVM (Brazilian Securities Commission), specifically applicable to the preparation of the quarterly information.

5. As described in note 21 to the quarterly information, as of March 31, 2003, the Company and its affiliates recorded, under current assets, accounts receivable in the amount of R$312,903 thousand, related to energy sales transactions carried out in the Wholesale Energy Market “MAE” based on evaluations made and disclosed by MAE and/or on estimates prepared by the Company’s management, in the absence of such information by MAE. This amount may be subject to alteration, depending on the outcome of current judicial processes, filed by agents of the electric energy market, with respect of the interpretation of market regulations in effect. The success of this negotiation and its settlement depend on the agent’s financial capacity to meet their commitments.

6. The individual and consolidated financial statements as of December 31, 2002 presented for comparative purposes, were audited by us, and our report, dated February 26, 2003 included qualification with respect to the deferral of net negative exchange variations in the first quarter of 1999, and for the year 2001. The individual and consolidated statements of income in the quarter ended March 31, 2002, presented for comparative purposes, were reviewed by other independent accountants, whose report, dated May 8, 2002, contains qualification with respect to the deferral of net negative exchange variations in the first quarter of 1999 and in the year 2001, and also with respect to the division of responsibility with other independent accountants, that reviewed the financial statements of affiliates, subsidiaries and joint subsidiaries.

7. Our special review was conducted for the purpose of issuing a report on the quarterly information referred to in paragraph (1) above, taken as a whole. The Supplementary Information related to the Value-added Statement, presented in note 24, to the Statement of Earnings before Interest, Tax, Depreciation and Amortization (Ebitda) in note 25, and to the Statements of Changes in Financial Position and of Cash Flows presented in Attachment 16.01 to the quarterly information are presented for the purposes of allowing additional analyzes and are not required as part of the basic quarterly report. These information were reviewed according with the review procedures mentioned in paragraph (2) above, and based on our special review, are fairly stated, in all material aspects, in relation to the Quarterly Information taken as a whole.

8. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, May 2, 2003

(Translation of the report originally issued in Portuguese.
See Note 29 to the financial statements)
FEDERAL PUBLIC SERVICE   CORPORATE LAW
CVM – BRAZILIAN SECURITIES COMMISSION
QUARTERLY INFORMATION – ITR
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY   Date – 03/31/2003

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 -03/31/20(
1	TOTAL ASSETS	17,669,4
1.01	CURRENT ASSETS	4,374,0
1.01.01	CASH AND BANKS	46,8!
1.01.01.01	BANKS	46,8!
1.01.02	CREDITS	1,496,6
1.01.02.01	TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET	723,8
1.01.02.02	TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET	858,1
1.01.02.03	ALLOWANCE FOR DOUBTFUL ACCOUNTS	(85,3
1.01.03	INVENTORIES	582,3
1.01.03.01	FINISHED PRODUCTS	149,9
1.01.03.02	PRODUCTS IN PROCESS	105,9(
1.01.03.03	RAW MATERIAL	144,9
1.01.03.04	SPARE PARTS AND MAINTENANCE SUPPLIES	169,0
1.01.03.05	IMPORTS IN TRANSIT	1,7
1.01.03.06	MATERIALS IN TRANSIT	10,6!
1.01.04	OTHER	2,248,2(
1.01.04.01	MARKETABLE SECURITIES	1,513,0
1.01.04.02	WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET	83,5(
1.01.04.03	DEFERRED INCOME TAX	220,0(
1.01.04.04	DEFERRED SOCIAL CONTRIBUTION	50,3
1.01.04.05	DIVIDENDS RECEIVABLE	174,8
1.01.04.06	OTHER	206,3
1.02	LONG-TERM ASSETS	1,426,1
1.02.01	CREDITS	55,0!
1.02.01.01	COMPULSORY LOANS - ELETROBRÁS	55,0!
1.02.02	CREDITS WITH RELATED PARTIES	93,6
1.02.02.01	AFFILIATES	
1.02.02.02	SUBSIDIARIES	93,6
1.02.02.03	OTHER RELATED PARTIES	
1.02.03	OTHER	1,277,4(
1.02.03.01	DEFERRED INCOME TAX	257,5!
1.02.03.02	DEFERRED SOCIAL CONTRIBUTION	69,2
1.02.03.03	JUDICIAL DEPOSITS	442,2(
1.02.03.04	SECURITIES RECEIVABLE	52,1!
1.02.03.05	DEBENTURE	107,6
1.02.03.06	RECOVERABLE PIS / PASEP	50,8!
1.02.03.07	LEASES	29,9
1.02.03.08	INVESTMENT AVAILABLE FOR SALE	199,3!
1.02.03.09	OTHER	68,2!
1.03	PERMANENT ASSETS	11,869,2
1.03.01	INVESTMENTS	2,893,4!

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

```
1 - CODE .    2 - DESCRIPTION                                         3 -03/31/20(
1.03.01.01  IN AFFILIATES
1.03.01.02  IN SUBSIDIARIES                                              2,893,4!
1.03.01.03  OTHER INVESTMENTS
1.03.02 ..   PROPERTY, PLANT AND EQUIPMENT                               8,564,5'
1.03.02.01  IN NET OPERATION                                             7,954,7'
1.03.02.02  CONSTRUCTION                                                   518,1!
1.03.02.03  LANDS                                                           91,6:
1.03.03 ..   DEFERRED CHARGES                                              411,1!
```

01.01 IDENTIFICATION

```
1  CVM CODE          2  NAME OF COMPANY                   3  TAX PAYER
004030               COMPANHIA SIDERÚRGICA NACIONAL        33.042.730/000104
```

02.02 BALANCE SHEET LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

```
1 - CODE ....   2 - DESCRIPTION                                        3 -03/31/2(
2                TOTAL LIABILITIES                                      17,669,·
2.01             CURRENT LIABILITIES                                     3,965,!
2.01.01 .....    LOANS AND FINANCING                                     2,406,:
2.01.02 .....    DEBENTURES                                                 29,(
2.01.03 .....    SUPPLIERS                                                 586,'
2.01.04 .....    TAXES AND CONTRIBUTIONS                                   324,'
2.01.04.01 ..    SALARIES AND SOCIAL CONTRIBUTIONS                          76,!
2.01.04.02 ..    TAXES PAYABLE                                             143,:
2.01.04.03 ..    DEFERRED INCOME TAX                                        76,!
2.01.04.04 ..    DEFERRED SOCIAL CONTRIBUTION                               27,'
2.01.05 .....    DIVIDENDS PAYABLE                                         293,(
2.01.05.01 ..    PROPOSED DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY   293,(
2.01.06 .....    PROVISIONS                                                  6,!
2.01.06.01 ..    LABOR, CIVIL AND TAX                                        6,!
2.01.07 .....    DEBT WITH RELATED PARTIES
2.01.08 .....    OTHER                                                     319,:
2.01.08.01 ..    ACCOUNTS PAYBLE AFFILIATED COMPANY                        189,!
2.01.08.02 ..    DERIVATIVES PAYABLE ACCOUNTS
2.01.08.03 ..    OTHER                                                     129,(
2.02             LONGTERM LIABILITIES                                    8,389,:
2.02.01 .....    LOANS AND FINANCING                                     4,559,:
2.02.02 .....    DEBENTURES                                                666,!
2.02.03 .....    PROVISIONS                                              1,636,!
2.02.03.01 ..    LABOR, CIVIL, FISCAL AND ENVIRONMENTAL                     74,(
2.02.03.02 ..    FOR INCOME TAX IN JUDGE                                    59,!
2.02.03.03 ..    FOR SOCIAL CONTRIBUTION IN JUDGE                           44,:
2.02.03.04 ..    OTHER TAX IN JUDGE                                        206,·
2.02.03.05 ..    DEFERRED INCOME TAX                                       920,(
2.02.03.06 ..    DEFERRED SOCIAL CONTRIBUTION                              331,·
2.02.04 .....    DEBT WITH RELATED PARTIES                               1,110,!
2.02.05 .....    OTHER                                                     415,'
2.02.05.01 ..    PROVISION FOR INVESTMENT DEVALUATION                       44,:
2.02.05.02 ..    OTHER                                                     371,·
2.03             DEFERRED INCOME
2.05             STOCKHOLDERS' EQUITY                                    5,314,:
2.05.01 .....    PAIDIN CAPITAL                                          1,680,!
2.05.02 .....    CAPITAL RESERVES                                            10,·
2.05.03 .....    REVALUATION RESERVES                                    2,485,:
2.05.03.01 ..    OWN ASSETS                                              2,485,:
2.05.03.02 ..    SUBSIDIARIES/AFFILIATES
2.05.04 .....    REVENUE RESERVES                                          702,!
```

01.01 - IDENTIFICATION

```
1 - CVM CODE          2 - NAME OF COMPANY                3 - TAX PAYER
00403-0               COMPANHIA SIDERÚRGICA NACIONAL      33.042.730/0001-04

02.02 - BALANCE  SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1- CODE .....    2- DESCRIPTION                               3 -03/31/2(
2.05.04.01 ..    LEGAL                                             196,4
2.05.04.02 ..    STATUTORY
2.05.04.03 ..    FOR CONTINGENCIES
2.05.04.04 ..    UNREALIZED INCOME
2.05.04.05 ..    PROFIT RETENTIONS
2.05.04.06 ..    SPECIAL FOR NONDISTRIBUTED DIVIDENDS
2.05.04.07 ..    OTHER PROFIT RESERVES                             506,:
2.05.04.07.01    FOR INVESTMENTS                                   506,:
2.05.05 .....    RETAINED EARNINGS                                 434,8


01.01 - IDENTIFICATION

1 - CVM CODE          2 - NAME OF COMPANY                3 - TAX PAYER
00403-0               COMPANHIA SIDERÚRGICA NACIONAL      33.042.730/0001-04

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)


1 - CODE    2 - DESCRIPTION                                        3 - 0:
                                                                   TO 0:

3.01            GROSS REVENUE FROM SALES AND SERVICES                   1
3.02            DEDUCTIONS FROM GROSS REVENUE
3.03            NET REVENUE FROM SALES AND SERVICES                     1
3.04            COST OF GOODS AND SERVICES SOLD
3.04.01         DEPRECIATION, DEPLETION AND AMORTIZATION
3.04.02         OTHER
3.05            GROSS PROFIT
3.06            OPERATING INCOME (EXPENSES)
3.06.01         SELLING
3.06.01.01      DEPRECIATION AND AMORTIZATION
3.06.01.02      OTHER
3.06.02         GENERAL AND ADMINISTRATIVE
3.06.02.01      DEPRECIATION AND AMORTIZATION
3.06.02.02      OTHER
3.06.03         FINANCIAL
3.06.03.01      FINANCIAL INCOME
3.06.03.01.01   EXCHANGE VARIATION AMORTIZATION
3.06.03.01.02   OTHER
3.06.03.02      FINANCIAL EXPENSES
3.06.04         OTHER OPERATING INCOME
3.06.05         OTHER OPERATING EXPENSES
3.06.05.01      FOREIGN EXCHANGE AND MONETARY LOSS, NET
3.06.05.02      AMORTIZATION OF SPECIAL EXCHANGE VARIATION
3.06.05.03      OTHER
3.06.06         EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES
3.07            OPERATING INCOME (LOSS)
3.08            NON-OPERATING INCOME (LOSS)


01.01 - IDENTIFICATION

1 - CVM CODE          2 - NAME OF COMPANY                3 - TAX PAYER
00403-0               COMPANHIA SIDERÚRGICA NACIONAL      33.042.730/0001-04

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)
```

1 - CODE	2 - DESCRIPTION	3 - 01/01/2 TO 03/31/2
3.08.01	INCOME	1
3.08.02	EXPENSES	(5,42
3.09	INCOME BEFORE TAXES AND PARTICIPATIONS / CONTRIBUTIONS	544,25
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	44,58
3.11	DEFERRED INCOME TAX	(182,81
3.11.01	DEFERRED INCOME TAX	(132,99
3.11.02	DEFERRED SOCIAL CONTRIBUTION	(49,82
3.12	STATUTORY PARTICIPATIONS / CONTRIBUTIONS	
3.12.01	PARTICIPATIONS	
3.12.02	CONTRIBUTIONS	
3.13	REVERSAL OF INTEREST ON STOCKHOLDERS' EQUITY	
3.15	NET INCOME (LOSS) FOR THE PERIOD	406,03
	OUTSTANDING SHARES (THOUSANDS)	71,729,20
	EARNINGS PER SHARE (R$)	0.0050
	LOSS PER SHARE (R$)	

00403-0 COMPANHIA SIDERÚRGICA NACIONAL 33.042.730/0001-04
04.01 – NOTES TO THE QUARTERLY FINANCIAL INFORMATION

(In thousands of reais, except as otherwise indicated)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, and has as main industrial complex being the Presidente Vargas Mill in the City of Volta Redonda, State of Rio de Janeiro, Southeast Brazil.

Additionally, CSN is engaged in the mining of iron ore, limestone and dolomite in the neighboring State of Minas Gerais to cater for the needs of the Presidente Vargas mill. Aiming to improve these activities, the Company also maintains strategic investments in railroad and electricity transportation, ports, among other companies.

2. PRESENTATION OF THE FINANCIAL STATEMENTS

In compliance with the configuration of the quarterly information form, the Statements of Changes in Financial Position and Cash Flows of the parent company and consolidated, are presented in the table “Other information that the company understands as relevant”.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the accounting principles adopted in Brazil, as well as with the accounting standards and pronouncements established by the Brazilian Securities Commission ("CVM") and Brazilian Institute of Accountants – IBRACON.

(a) Income statement

The results of operations are determined on an annual accrual basis. The Company decided to defer the net exchange variation incurred during fiscal year 2001, as detailed in Note 13.

(b) Marketable securities

Securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management, suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average production/purchase cost and net realization value or replacement cost, respectively, except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries, jointly owned subsidiary companies and associated companies are recorded by the equity accounting method, plus any amortizable goodwill and discount negative goodwill, if applicable.
The other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company includes the revaluation of assets, based on an appraisal conducted by independent firms, as of March 31, 1999, and December 19, 2002 as permitted by Ruling No. 288 issued by the Brazilian Securities Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates shown in Note 11 based on the remaining economic useful lives of the assets after revaluation, according to the technical appraisal report. Iron mine depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years. The amortization applied on a straight-line basis will follow the period foreseen for the economic return on the above projects. The charges also include the net foreign exchange variations related to the first quarter of 1999 and the year 2001.

(i) Current and long-term liabilities

These are stated at their known or estimated values, when applicable, including accrued charges, monetary and foreign exchange variation incurred through the balance sheet date.

(j) Employees' Benefit

In accordance with Deliberation No. 371, issued by the Brazilian Securities Commission ("CVM"), of December 13, 2000, the Company, decided to record the respective actuarial liabilities from January 1, 2002, as mentioned in reported deliberation and substantiated by independent actuarial studies (see note 26 d).

(k) Income Tax and Social Contribution on Net Income

Income tax and social contribution on net income are calculated based at their effective tax rates and consider the tax loss absorption limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences as well as income tax and social contribution on the 2001 deferred exchange variation and other temporary differences

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments.
The swaps operations are recorded based on the operations' net results, which are booked monthly as for the contractual conditions. The operations of exchange options are monthly adjusted to market value, whenever the position shows a loss, such loss is recognized as a company obligation in counter entry to the financial result, in accordance with the prudence principle.

4. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for the years ended March 31, 2003 and December 31, 2002 include the following subsidiaries and joint subsidiaries:

Companies	Percentage share of total and voting capital stock (%)		Main Activities
	3/31/2003	12/31/2002	
Fully consolidated:			
CSN Overseas	100.00	100.00	Financial Operations
CSN Steel Corp.	100.00	100.00	Participation in other companies through equity stakes
CSN Islands Corp.	100.00	100.00	Financial Operations
CSN Islands II	100.00	100.00	Financial Operations
CSN Energy Corp	100.00	100.00	Participation in other companies through equity stakes
CSN Steel II, S.A.	100.00	100.00	Participation in other companies through equity stakes
Cia.Metalic Nordeste	99.99	99.99	Metallurgy
CISA– CSN Indústria de Aços Revestidos S.A.	99.99	99.99	Steel products service center
FEM – Projetos, Construções e Montagem S.A.	99.99	99.99	Assembly and maintenance
CSC – Cia. Siderúrgica do Ceará	99.99	99.99	Steel making
CSN Panama, S.A.	99.99	99.99	Participation in other companies through equity stakes
CSN Energia S.A.	99.90	99.90	Trading of electric power
CSN Participações Energéticas S.A.	99.70	99.70	Participation in other companies through equity stakes
CSN I S.A.	99.67	99.67	Steel making
Proportionally consolidated:			
GalvaSud S.A.	51.00	51.00	Steel products service center
Sepetiba Tecon S.A. (1)	20.00	20.00	Maritime port services

(1) Considering the indirect participation in Sepetiba Tecon S.A., through CSN Panama,S.A., the total participation amounts to 50%.

The financial statements originally prepared in US dollars (CSN Panama, S.A., CSN Islands Corp., CSN Islands II, CSN Steel Corp., CSN Overseas, CSN Energy Corp. e CSN Steel II, S.A.) were converted to Brazilian reais at the exchange rate in effect on March 31, 2003 –R$ 3.3531 December 31, 2002 - R$ 3.5333 and March 31, 2002 – R$ 2.3236) and the gains / losses originated by this conversion were accounted for in the income statements of the related years, as a result of equity accounting in the parent company and exchange variation in the consolidated. These financial statements were prepared applying the same accounting principles as those applied by the Parent Company.

All intercompany balances and transactions have been eliminated in the presentation of the consolidated financial statements.

The year-end closing dates for the consolidated subsidiaries and jointly owned subsidiaries coincide with those of the parent company.

Being consistent with the financial statements as of December 31, 2002, the Company did not consolidate the following investees due to the fact that they do not represent any relevant change to the consolidated economic unit.

	Ownership (%)			
	03/31/2003		12/31/2002	
Companies	Total	Voting	Total	Voting
Companhia Ferroviária do Nordeste - CFN	32.40	32.40	32.40	32.40
Ferrovia Centro Atlântica (FCA)	11.95	11.66	11.95	11.66
MRS Logística S.A.	32.22	18.72	32.22	18.72

The consolidated financial statements do not include the subsidiary CSN Aceros, S.A an associated company through the 37.50% interest held by CSN Panama, S.A.

The participation in Itá Energética S.A. (ITASA) is shown as investment available for sale in long-term assets. Accordingly, the ITASA financial statements were not consolidated.

The reconciliation between shareholders' equity and net income (loss) for the year of the Parent Company and consolidated is as follows:

	Shareholders' equity		Net profit (loss)	
	03/31/2003	12/31/2002	03/31/2003	12/31/2002
Parent company	5.314.261	4.908.229	406.032	(197.412)
Elimination of gain on inventories	(9,483)	(13,047)	(9,483)	(2,281)
Other adjustments		10		1.886
Consolidated	5.304.778	4.895.192	396.549	(197.807)

Note 19 only shows changed in the parent company's stockholders' equity.

5. TRANSACTION WITH RELATED PARTIES

	CSN OVERSEAS	*CSN CAYMAN	*CSN IRON	CSN PANAMA	CSN ISLANDS II	MRS LOGÍSTICA	GALVASUD	INAL	BANK FIBRA	CISA	METALIC	OTHERS**	TOT 03/31/2003
ASSETS													
Accounts Receivable	457	1,127,717				22	38,068	35,069		2,145	3,160	379	1,207,017
Other Operations													
Marketable Securities									661,276				661,276
Mutual/Current Accounts (1)		48,341		34,668		4,703						38,156	125,868
Debentures Sepetiba Tecon												18,000	18,000
Dividends Receivable												174,835	174,835
Advance for future Capital increase												4,592	4,592
TOTAL	457	1,176,058		34,668		4,725	38,068	35,069	661,276	2,145	3,160	235,962	2,191,588
LIABILITIES													
Loans:													
Prepayment	615,585	382,707											998,292
Fixed Rate Notes (2)	205,182				286,969								492,151
Investees Loan	98,111												98,111
Intercompany bonds (3)			2,073,054										2,073,054
Swap									14,826				14,826
Exchange Options													
Mutual/Current Accounts (1)	1,166,604	86,769								10,372		36,627	1,300,372
Other Operations:													
Associated Company Inventory										23,463			23,463
Accounts payable						48,620	81	308		264		88,387	137,660
TOTAL	2,085,482	469,476	2,073,054		286,969	48,620	81	308	14,826	34,099		125,014	5,137,929
													03/31/2003
INCOME													
Revenue from sales and services		364,136					63,909	103,521		892	8,667		541,125
Interest and exchange variation		(46,410)		2,515					(21,648)			406	(65,137)
Other												39	39
TOTAL		317,726		2,515			63,909	103,521	(21,648)	892	8,667	445	476,027
EXPENSES													
Products and Services						42,074	618	755		1		45,392	88,840
Interest and exchange variation	(82,018)	(20,277)	(62,950)		(15,721)				14,826				(166,140)
TOTAL	(82,018)	(20,277)	(62,950)		(15,721)	42,074	618	755	14,826	1		45,392	(77,300)

* CSN Cayman and CSN Iron – Indirect Participation through its subsidiaries Energy I Corp. and CSN Panama S.A
**Others: CFN, FCA, CSC, CSN Foundation, CBS – CSN Employee's Pension Fund, FEM, NEPAR, Sepetiba Tecon S.A., CSN Energia S.A. and CSN Participações Energéticas S.A.

These operations were carried out under normal market terms for such operations.
(1) Semester Libor + 3% p.y. – indeterminate maturity – CSN Cayman
    IGPM + 6% p.y – indeterminate maturity – CSN Panama.
(2) Contracts in US$ - Interest of 11% p.y. - maturity 1st tranche: 01/23/2004 and 2nd tranche: 01/29/2004.
(3) Contracts in US$ - Interest of 9.5% p.y. (1st tranche) and 8.25% p.y. (2nd tranche) - maturity 1st and 2nd tranche:06/01/2007- CSN Iron

6. MARKETABLE SECURITIES AND DERIVATIVES

	Parent Company		Consolidated	
	03/31/2003	12/31/2002	03/31/2003	12/31/2002
Short-term				
Financial investment fund	1,180,923	779,496	1,180,923	802,148
Investments abroad	201,084	13,245	609,372	218,731
Fixed income investments	28,081	26,488	134,114	24,381
	1,410,088	819,229	1,924,409	1,045,260
Derivatives	102,945	431,899	102,945	431,899
	1,513,033	1,251,128	2,027,354	1,477,159
Long-term				
Fixed income investments and debentures (net of probables losses and withholding income tax)	107,673	107,673	100,667	100,571
	1,620,706	1,358,801	2,128,021	1,577,730

Company management applies investing most of their financial resources in Investment Fund comprised of Brazilian government bonds and fixed income bonds with monetary or foreign exchange variation, issued in the country and swap contracts and exchange options.

7. ACCOUNTS RECEIVABLE

	Parent Company		Consolidated	
	03/31/2003	12/31/2002	03/31/2003	12/31/2002
Domestic Market	723,819	894,445	1,089,258	1,191,763
Subsidiary and Associated Company	78,844	215,008		
Other Clients	644,975	679,437	1,089,258	1,191,763
Foreign Market	858,144	905,682	315,920	351,176
Subsidiary and Associated Company	1,128,173	1,082,064		
Other Clients	20,589	20,069	315,920	351,176
Exportation Contract Advance	(290,618)	(196,451)		
Allowance for doubtful accounts	(85,330)	(84,752)	(102,003)	(105,022)
	1,496,633	1,715,375	1,303,175	1,437,917

8. INVENTORIES

	Parent Company		Consolidated	
	03/31/2003	**12/31/2002**	**03/31/2003**	**12/31/2002**
Finished products	149,916	95,204	196,535	130,120
Products in process	105,967	72,403	106,311	78,275
Raw materials	144,943	128,863	182,011	160,480
Spare parts and maintenance supplies	169,044	166,617	182,070	176,909
Imports in progress	1,772	10,338	5,891	15,366
Other	10,696	11,486	11,466	13,100
	582,338	484,911	684,284	574,250

9. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated	
	03/31/2003	12/31/2002	03/31/2003	12/31/2002
Current assets:				
Income tax	220,064	231,490	229,065	239,947
Social contribution	50,334	54,447	53,574	55,194
	270,398	285,937	282,639	295,141
Long-term assets:				
Income tax	257,586	360,391	286,186	389,978
Social contribution	69,272	108,226	79,536	118,818
	326,858	468,617	365,722	508,796
Current liabilities:				
Income tax	76,951	75,085	77,618	75,752
Social contribution	27,702	27,031	27,943	27,271
	104,653	102,116	105,561	103,023
Long-term liabilities:				
Income tax	920,681	920,681	921,181	921,348
Social contribution	331,445	331,445	331,625	331,685
	1,252,126	1,252,126	1,252,806	1,253,033
Stockholders' equity				
Income tax on revaluation reserve	(921,618)	(932,545)	(921,618)	(932,545)
Social contribution on revaluation reserve	(331,782)	(335,716)	(331,782)	(335,716)
	(1,253,400)	(1,268,261)	(1,253,400)	(1,268,261)

	Parent Company		Consolidated	
	03/31/2003	03/31/2002	03/31/2003	03/31/2002
Income statement:				
Income Tax	(132,990)	89,937	(125,923)	91,850
Social Contribution	(49,821)	27,768	(47,248)	28,035
	(182,811)	117,705	(173,171)	119,885

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

12/31/2002

	Income Tax		Social Contribution	
	Short Term	Long Term	Short Term	Long Term
	1,822	58,626	656	21,105
	5,571	10,267	2,006	3,696
	73,388		26,420	
		31,862		11,470
		9,299		3,348
	8,242		2,967	
		235		84
	12,050		4,338	
		71,899		
		16,499		5,940
	124,569	153,681	15,955	61,320
		173		
	5,848	7,850	2,105	1,263
	231,490	360,391	54,447	108,226
	32,585	25,795	11,731	9,286
	42,500	890,045	15,300	320,416
		4,841		1,743
	75,085	920,681	27,031	331,445

	03/31/2003			
	Income Tax		Social Contribution	
Assets	Short Term	Long Term	Short Term	Long Term
Provision for labor, fiscal and civil contingencies	1,673	30,627	602	11,026
Allowance for doubtful accounts	5,034	10,240	1,812	3,686
Provision for interest on stockholders' equity	73,387		26,419	
Provision for losses on marketable securities		31,853		11,467
Provision for unsecured liability		11,070		3,985
Provision for inventory losses	2,389		860	
Provision for losses on property, plant and equipment				
Provision for profit sharing	5,259		1,894	
Provision for reform and maintance	5,992		2,157	
Taxes under litigation		80,623		
Provision for private pension plan		21,597		7,775
Tax Losses / Negative Basis	124,569	65,074	15,955	30,287
Notes Receivable Losses				
Other	1,761	6,502	635	1,046
Total	220,064	257,586	50,334	69,272
Liabilities				
Deferred exchange variation	24,066	25,794	8,664	9,286
Income tax and social contribution on revaluation reserve	31,573	890,045	11,366	320,416
Other	21,312	4,842	7,672	1,743
Total	76,951	920,681	27,702	331,445

The deferred assets related to income tax losses and social contribution negative basis were set up based on the historical CSN'profitability and on the consequent expectation of future profitability, which were approved by Company's Management Councils. These credits are expected to be completely offset in 5 years

In addition to the credits already recorded, the Company has filed a lawsuit related to the "Plano Verão" claiming the financial and fiscal effects related to the inflationary elimination of Consumer Price Index ("IPC") of January 1989, in the calculation of corporate income tax (IRPJ) and social contribution ("CSL") (see Note 18c).

Reconciliation between expenses and income of current income tax ("IRPJ") and social contribution ("CSL") of the parent company and the application of the effective rate on net income before CSL and IRPJ is as follows:

	03/31/2003		03/31/2002	
	IRPJ	CSL	IRPJ	CSL
Net income (loss) before CSL and IRPJ	544,254	544,254	(298,767)	(298,767)
Rate	25%	9%	25%	9%
Total	136,064	48,983	(74,692)	(26,889)
Disposed subsidiary foreign income	(21,311)	(7,672)		(103)
Equity	(10,270)	(3,697)	4,445	1,600
Portion reversal of Plano Verão Provision	65,829	48,929		
Relief of MAE exposition	(12,629)	(4,546)		
Differential Rate				(2,851)
Temporary Differences set on deffered	132,989	49,820	(89,937)	(27,768)
Other addition (writte off) permanent	(5,740)	(2,066)	(2,183)	(1,134)
Parent Company	284,931	129,751	(162,367)	(57,145)
Consolidated	4,493	28,529	(19,300)	(5,682)

10. RECOVERABLE PIS/PASEP

As a result of a favorable final decision by the Federal Supreme Court and on the basis of Federal Senate Resolution no. 49/95 ruling that Decrees no. 2445/88 and no. 2449/88 were unconstitutional, and based on the opinion which was further supported by CSN’s legal counsel, the Company states the amount of this credit in its balance sheet, which includes principal and legal charges.

11. INVESTMENTS

a) Direct participation in subsidiary and associated company

12/31/02		
Owenership (%)	Net income (loss) for the year	Stockholder´s equity (unsecurred liability)
99.99	3,614	(13,643)
99.99		(4,588)
99.99	(8,177)	(3,597)
99.99	18,315	263,713
99.67		2
51.00	(140,671)	(44,477)
100.00	(29,977)	944,618
100.00	(71)	(82)
100.00		177
100.00	13,931	557,038
99.99	159,330	743,701
99.90	17,723	331,510
99.70		1
20.00	(64,937)	(31,231)

	03/31/03				
	Numbers of Shares				
Companies	Common Stock	Preferred Stock	Owenership (%)	Net income (loss) for the quarter	Stockholder´s equity (unsecurred liability)
Steel and Services					
Cia. Metalic do Nordeste	39,999,996	4,424,971	99.99	1,144	34,820
CSC - Cia. Siderúrgica do Ceará	1,099,996		99.99		(4,588)
FEM - Projetos,Construções e Montagem S.A .	376,336		99.99	(9,588)	(13,185)
CISA - CSN Indústria de Aços Revestidos S.A	129,999,997		99.99	14,494	272,806
CSN I S.A .	600	1,194	99.67		
GalvaSud S.A .	70,655,879		51.00	10,721	(33,756)
Corporative Center					
CSN Overseas	272,950,962		100.00	13,974	910,000
CSN Steel Corp.	1		100.00	1	(78)
CSN Island Corp.	50,000		100.00		168
CSN Energy Corp.	200,000,000		100.00	49,982	576,709
CSN Island II Corp.	50,000		100.00	(2,160)	(1,992)
CSN Panama, S.A .	16,870	11,411	99.99	38,913	743,200
Energy and infrastructure					
CSN Energia S.A .	999		99.90	2,311	334,487
CSN Participações Energéticas S.A .	997		99.70		1,000
Sepetiba Tecon S.A .	7,825,384		20.00	(4,869)	(36,100)

b) Investment Movement

03/31/03		
Balance of (Provision for loss)	Net Goodwill (Negative Goodwill)	Consolidated
	121,566	
(4,588)		
(13,185)		
	1,112	8,744
(17,215)		
(34,988)	122,678	8,744
(78)		
(1,992)		
(2,070)		
(7,220)		
(7,220)		
(44,278)	**122,678**	**8,744**

Companies	Investment Balance	Balance of (Provision for loss)	Addition (write-off)	Equity Result	Investment Balance 12/31/03
Steel and Services					
Cia. Metalic do Nordeste	(13,644)		47,320	1,144	34,820
CSC - Cia. Siderúrgica do Ceará		(4,588)			
FEM - Projetos,Construções e Montagem S.A.		(3,597)		(9,588)	
Cisa - CSN Indústria de Aços Revestidos S.A.	263,713		(5,404)	14,499	272,808
CSN I S.A.					
GalvaSud S.A.		(22,683)		5,468	
	250,069	(30,868)	41,916	11,523	307,628
Corporative Center					
CSN Overseas	944,618			(34,616)	910,002
CSN Steel Corp.		(83)		5	
CSN Island Corp.	177			(9)	168
CSN Energy Corp.	557,038			19,671	576,709
CSN Island II Corp.				(2,175)	
CSN Panama, S.A.	743,701		183	(502)	743,199
	2,245,534	(83)	183	(17,626)	2,230,078
Energy and infrastructure					
CSN Energia S.A.	231,611		381	1,121	233,113
CSN Participações Energéticas S.A.	1				1
Sepetiba Tecon S.A.		(6,246)		(974)	
	231,612	(6,246)	381	147	233,114
Total	2,727,215	(37,197)	42,480	(5,956)	2,770,820

- GalvaSud

Galvasud shares were assigned in guarantee of financing contracted by the Company with Unibanco - União de Bancos Brasileiros S.A. and Kreditanstalt Fur Wiederaulfbau.

- ITA

In 2001, the Administrative Council decided to sell the shareholding in Itá Energética S.A. (ITASA). Considering that there is formal evidence that the sale will occur in the near future, the investment balance was transferred to current assets, not being part of this note equity accounting any more, although restated by the same method, as determined by Instruction CVM No 247/96, art. 7, totaling

R$(42,209) in 2003.

• Metalic

At the CSN Stockholders' General Meeting, held on September 26, 2002, the Administration Council approved the acquisition by the Company of all Companhia Metalic Nordeste "Metalic" issued shares. The acquisition was effected on November 27, 2002 for the price of R$108,500 indexed, as of July 1, 2002, by the General Market Price Index disclosed by Fundação Getúlio Vargas, plus interest of 12% per year, to be paid in 12 monthly and successive installments, as from November 2002.

The goodwill of R$125,759, recorded upon acquisition of the investment is supported by the future profitability of the company's assets as Metalic is the only manufacturer of two pieces steel can representing a 5% market share. This material is an alternative to aluminum, because of its lower cost and better performance, both for the filling aspect as for lithography. To March 2003, the company amortized R$3,144.

In March 2003, the Company decided to capitalize Metalic with credits recorded in its accounts receivable and current accounts balances between the two companies. Such capitalization added R$47,319.

• INAL

On December 30, 2002, as a result of a corporate reorganization process of the Company and its activities for unification of similar activities between INAL and CISA, both CSN controlled companies, the Company sold to its subsidiary CISA – CSN Indústria de Aços Revestidos S.A., the 8,457,189 common shares issued by INAL – Indústria Nacional de Aços Laminados S.A., representing 99.9998% of participation, for the book value of R$141,227 for payment up to 360 days.

• MRS

MRS adopted a new tariff policy, which may provide for the retaking of its economical-finance break-even position. The Company understands that it is premature and unnecessary to recognize an eventual compromise with respect to the MRS unsecured liability. Company audited by another independent auditor.

• FCA

FCA present an unsecured liability in the amount of R$533,836 on March 31, 2003. Accordingly the Company's investment in FCA is reduced to zero and the Company did not recognize the corresponding unsecured liability in the proportion of its participation based on the understanding that the investment, currently, is not essential to its business.

12. PROPERTY, PLANT AND EQUIPMENT

	Effective rates for depreciation, depletion and amortization (%p.a.)	Parent company			
		03/31/2003			12/31/2002
		Cost	Accumulated depreciation, depletion and Amortization	Net	Net
Land		91,619		91,619	91,366
Machinery and equipment	5.91	7,555,755	(1,502,470)	6,053,285	6,123,240
Buildings	4.00	946,681	(221,677)	725,004	735,058
Furniture and fixtures	10.00	98,446	(76,495)	21,951	16,563
Mines and mineral deposits	1.62	1,136,599	(71,120)	1,065,479	1,070,389
Other asset items	20.00	156,560	(67,503)	89,057	109,086
		9,985,660	(1,939,265)	8,046,395	8,145,702
Construction in progress		518,183		518,183	48,362
Parent company		10,503,843	(1,939,265)	8,564,578	8,194,064
Consolidated		10,942,022	(2,033,549)	8,908,473	8,975,706

At the Extraordinary General Shareholders' Meeting held March 31, 1999 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no. 183, a revaluation report prepared by an independent specialized firm considering land, equipment, installations and real estate property in the plants of the Presidente Vargas Mill, Casa de Pedra and Arcos beside the iron ore mine in Casa de Pedra, the latter only being possible due to the fact that it is a publicly declared mine, defined by Decree no. 24642/1934 – mine code – as the mines known at the time to belong to the owners of the land on which they were located.

At the Extraordinary General Shareholders' Meeting held December 19, 2002 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation 183, a revaluation report considering the fixed assets of thermical mill – CTE - II, in the City of Volta Redonda, RJ. The report established an increase in the amount of R$508,433 which composes a new amount of R$970,332 for the assets, already net of the depreciation incurred in the first two years of operation.

In the first quarter of 2003, assets given as guarantee of financial operations amounted to R$2,309,512 (R$2,309,512 in 12/31/2002).

Total depreciation, depletion and amortization for the first quarter 2003 was R$120,953 (2002 – R$118,983), of which R$113,902 (2002 – R$114,217) appropriated to production cost and R$7,051 (2002 – R$4,766) to overhead and administrative expenses (does not include amortization of deferred assets).

The portion of the total depreciation and depletion of the revaluated fixed asset items charged to results for each year is transferred in stockholders' equity in equal proportion from the revaluation reserve to retained earnings. In the 1st quarter, the net amount of income tax and social contribution was R$28,848 (2002 – R$26,762).

Construction in progress is mainly represented by a set of investment plans aimed at updating and developing technology to keep the Company competitive, both at the local and international markets. The main plans address environmental protection projects, cost reduction, infrastructure improvement and automation techniques as well as IT. Capitalized financial charges on work in progress in the 1st quarter 2003 amounted to R$11,184 (2002 – R$2,172).

13. DEFERRED CHARGES

	Parent Company		Consolidated	
	03/31/2003	12/31/2002	03/31/2003	12/31/2002
Deferred exchange variation	1,360,636	2,060,179	1,398,642	2,068,185
Information technology projects	141,267	136,303	146,293	141,329
Other projects	152,120	112,421	219,931	207,292
	1,654,023	2,308,903	1,764,866	2,416,806
Accumulated amortization	(1,242,827)	(1,898,680)	(1,297,699)	(1,921,105)
	411,196	410,223	467,167	495,701

The IT projects are represented by automation projects of operating processes that aim at reducing costs and increase the competitiveness of the Company.

The amortization of the IT projects and of other projects in the 1st quarter 2003 was R$9,634 (2002 – R$8,405), of which R$6,820 (2002 – R$6,289) appropriated to production cost and R$2,814 (2002 – R$2,116) to overhead and administrative expenses.

Based on Provisional Measure no. 3 of September 26, 2001 and CVM Deliberations no. 404 and 409 of September 27, and November 1, 2001, respectively, the Company and its subsidiaries MRS Logística and Galvasud have chosen to defer the negative net results arising from the adjustment of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in 2001. The Company deferred the amount of R$1,360,636 in September 2001 and in the 1st quarter 2003 amortized R$34,073 the balance will be amortized until 2.004 The net movement can be shown as follows:

Deferred Exchange Variation in 2001	Accumulated depreciation including loan settlement			Balance to amortize	Amortization Expectation	
	2001	2002	1st quarter of 2003		(April to December) 2003	2004
1,360,636	(615,173)	(511,944)	(34,073)	199,446	96,266	103,180

14. LOANS AND FINANCING

	Parent Company				Consolidated			
	03/31/03		12/31/02		03/31/03		12/31/02	
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term
Foreign Currency								
Prepayment	682,836	783,253	549,303	1,125,798	434,285	33,531	390,300	317,997
Exchange Contract Advance / Exportation Contract Advance	357,060		114,202		647,678		310,653	
Euronotes	553,345	2,011,860	26,421	2,331,978	295,061	266,011	2,132	280,307
Prepayment - Cayman					192,494	152,870	60,239	178,873
Commercial paper					1,109,647		1,220,915	
BNDES/Finame	147,313	1,026,616	116,731	1,045,720	147,313	1,026,616	116,731	1,045,720
Financed imports	347,512	333,791	617,534	245,712	382,485	548,946	654,030	550,867
Eximbank – Japan	44,917	158,258	43,641	165,820	44,917	158,258	43,641	165,820
Other	107,400	76,448	110,160	80,002	97,223	105,828	48,689	127,168
	2,240,383	4,390,226	1,577,992	4,995,030	3,351,083	2,292,060	2,847,330	2,666,752
Local Currency								
BNDES/Finame	120,854	168,986	64,900	108,228	120,854	168,986	64,900	108,228
Debenture (note 15)	29,067	666,550	106,556	666,550	29,067	666,550	106,556	666,550
Other	44,911		42,210		36,902	107,082	57,704	271,040
	194,832	835,536	213,666	774,778	186,823	942,618	229,160	1,045,818
Total	2,435,215	5,225,762	1,791,658	5,769,808	3,537,906	3,234,678	3,076,490	3,712,570

On March 31, 2003, the long-term amortization schedule is shown below:

	Parent Company	Consolidated
2004	477,570	525,389
2005	1,422,907	880,753
2006	440,865	482,414
2007	2,210,777	501,200
2008	194,520	230,168
2009 to 2024	479,123	614,754
Total	**5,225,762**	**3,234,678**

Interest is applied to the external and domestic loans and financing, at the following annual rates as of March 31, 2003:

	Parent Company	Consolidated
Up to 7%	3,436,829	4,541,677
Between 7.1 to 9%	337,881	300,452
Between 9.1 to 11%	2,928,868	950,071
Above 11%	957,399	980,384
Total	**7,660,977**	**6,772,584**

Breakdown of total debt by currency of origin:

	Parent Company		Consolidated	
	03/31/2003	12/31/2002	03/31/2003	12/31/2002
U.S. dollar	79.44	80.72	75.06	74.26
Yen	2.65	2.77	4.25	3.09
Long-term interest rate — TJLP	3.78	2.29	6.19	7.10
CDI	7.01	7.45	8.03	8.42
Basket of currencies	3.42	2.55	3.00	2.84
Other currencies	3.70	4.22	3.47	4.29
	100.00	**100.00**	**100.00**	**100.00**

The Company carries out derivative operations, in accordance with Note 16, for the purpose of minimizing the risk of relevant oscillation in foreign currency parity.

The guarantees offered for the loans and financing amounted R$5,140,183 on March 31, 2003 (R$5,298,902 on December 31, 2002), and comprised mainly fixed assets items, bank guarantees and promissory notes. This amount does not take into consideration the guarantees provided to subsidiaries, joint subsidiaries and associated companies (see Note 17).

15. DEBENTURES

As approved at the Extraordinary Stockholders' General Meeting and at the Administration Council Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 debentures nominatives and non convertible, with no guarantee or preference, with nominal value of R$10 each. There have been issued 54,000 debentures from the first series and 15,000 from the second series with a total face value of R$ 690,000. However, the credit from negotiation with financial institutions, occurred on March 01, 2002 in the amount of R$699,227. The difference of R$9,277, resulting from the unit price variation between the issued date and the transaction date, is recorded in the stockholders' equity as capital reserve. The nominal unit value is being monetarily restated, added by the respective remuneration "pro-rata temporis" calculated the first issue was corrected by CDI increased by 2.75% p.y and the second issue by IGPM plus interest of 13.25% p.y.. The maturity is expected for 02/01/2005 (First Series) and 02/01/2006 (Second Series), with the option of advance redemption (total or partial), as the issuer's option.

In March 2002, the Company repurchased the 4,396 debentures (4,396 on December 31, 2002). Comprising 2,345 of the first series, and 2,051 of the second.

16 . FINANCIAL INSTRUMENTS

General Considerations

The Company's business includes flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas Mill needs. The main market risk factors that can affect the Company business are shown as follows:

(a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of March 31, 2003, R$6,630,609 of the Company's total debt were denominated in foreign currency. As a consequence, the Company is subject to changes in exchange rates. The Company manages the risk of the exchange rate fluctuation that affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps, forward contracts and option contracts with banks, as well as investing of a great part of its cash and banks in securities remunerated by exchange variation.

The Management's objective in keeping these instruments is to equal the investment gains on loans resources to the loss on exchange devaluation of Brazilian Real in relation to U.S. Dollar and Yen. These loan resources were invested in short-term applications in Brazilian Reais, which yield interest at the Brazilian market rates.

(b) Credit Risk

The credit risk exposure is managed through the restriction of subsidiaries in derivative instruments to large financial institutions with a high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company does not maintain or issue financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that the Company adopts to minimize occasioned problems with its commercial partners.

The financial instruments recorded in balance sheet accounts as of March 31, 2003, in which market value differs from the book value, are as follows:

	Book Value	Market Value
Investment and goodwill in jontly owned subsidiary	4,527	961
Loans and financing (short and long-term)	7,660,977	7,568,674

On March 31, 2003 the consolidated position of derivative agreements outstanding was as follows:

	Agreement			
	Date	Expiration date	Reference value	Market Value
Foreign Exchange rate swap CDI	Several	04/01/2003 to 01/03/2005	US$ 1,222,196	R$ 112,905
"Cap" Interest Options (semestral Libor)	Several	12/31/2003 to 12/31/2004	US$ 600,000	R$ 35

(c) Market Value

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on March 31, 2003, for financial transactions with identical features, such as: volume and term of the transaction and maturity date. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

17. COLLATERAL SIGNATURE AND GUARANTEES

Together with its wholly owned and joint subsidiaries, the Company has the following responsibilities for guarantees provided

		In Million			
Companies	Currency	03/31/2003	12/31/2002	Expiration Date	Conditions
CSN Overseas	US$	480.0	480.0	04/18/03 to 12/30/03	Promissory Note / guarantee of commercial paper operations / interest hedge
CSN Panama. S.A.	US$	850.0	850.0	12/30/03	Guarantee for interest hedge operation
CSN Iron. S.A.	US$	79.3	79.3	06/01/2007	Promissory note of Eurobond operation
Companhia Ferroviária do Nordeste - CFN	R$	18.5	18.5	07/11/2003	Solidary guarantee of BBV for working capital purposes
Sepetiba Tecon S.A.	US$	36.2	36.3	09/15/03 to 06/15/09	Guarantee for equipment acquisition financing
Sepetiba Tecon S.A.	R$	29.1	29.0	12/15/11 and 01/16/12	Guarantee for financing of 60% of construction work and installations
Indústria Nacional de Aços Laminados - INAL S.A	R$	3.6	3.6	03/15/06 to 04/15/06	Guarantee for equipment financing
Cia. Metalic Nordeste	R$	14.2	15.8	04/25/03 a 01/30/06	Invoices / guarantee given to Banco Rural, BEC and ABC Brasil re. working capital contracts
Cia. Metalic Nordeste	R$	69.6		01/15/06	Guarantee given to the BNDES, for contracts re. financing of machinery and equipment
Cia. Metalic Nordeste	R$	4.6	4.6	05/15/08	Invoices / guarantee given to Banco Santos re. contracts for the financing of equipment
Cia. Metalic Nordeste	US$	21.7	41.6	01/28/05 to 06/30/06	Invoices / guarantee given to Eximbank and to HSBC re. Contracts for the financing of machinery and equipment
GalvaSud S.A	R$	229.0	241.5	12/15/2003	Guarantee for financing of imported and national equipment

18. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

	03/31/03		12/31/02	
	Deposits	Contingent liability	Deposits	Contingent liability
Short Term:				
Labor		4,976		5,717
Civil		1,533		1,570
Parent Company		6,509		7,287
Consolidated		6,509		7,287
Long Term:				
Labor	16,436	41,492	16,794	40,982
Civil	2,666	32,599	2,648	26,293
Fiscal	204,778	398,631	195,522	377,525
Income Tax	125,271	59,866	125,271	125,271
Social Contribution	93,110	44,334	93,110	93,110
Parent Company	442,261	576,922	433,345	663,181
Consolidated	456,695	581,109	444,068	714,548

The contingent liability is recorded in the heading of Provisions (current and long-term) and Taxes Payable.

a) Labor litigation dispute:

As of March 31, 2003, CSN was the defendant of 1,800 labor claims (1,830 claims on December 31, 2002), which generated a provision in the amount of R$46,468 (R$46,699 on December 31, 2002). Most of the lawsuits are related to subsidiary responsibility, wages equalization, overtime and additional payment for unhealthy and hazardous activities.

The lawsuits related to subsidiary responsibility represent a great portion of the total labor litigations against the Company and are originated from the non payment by the contracted companies of the employees obligations, which results in CSN inclusion in the lawsuits to honor, at a subsidiary level, the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility tend to be deceased toward CSN due to the procedures adopted by the Company in order to inspect and assure the compliance with the wages and social charges payments, by the creation of the Contract Attendance Centers, which are operating over the last 3 years.

b) Civil Actions:

There are, mainly, claims for indemnities among the civil judicial processes, which the Company is involved in. Such processes, in general, are originated from work related accident and occupational diseases related to industrial activities of the Company. For all these disputes, as of March 31, 2003 the Company had a provision in the amount of R$34,132 (R$27,863 on December 31, 2002).

c) Tax Litigation Dispute:

PIS/COFINS – Lei 9.718/99

CSN is questioning the legality of law 9,718/99, which increases the PIS and COFINS calculation basis, including, the financial revenue of the Company. The amount of this provision is R$180,008, as of March 31, 2003 (R$183,052 on December 31, 2002), which includes legal charges.

The Company obtained a favorable sentence in the first instance court and the process is going through compulsory re-examination by the 2nd Regional Federal Court of Appeals. The process has not being judged by the superior courts yet, however, according to the Company's lawyers favorable outcome is considered possible.

CPMF

The Company is questioning the CPMF (Provisional Contribution on Financial Activities) taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision on March 31, 2003 is R$132,179 (R$116,197 on December 31, 2002), which includes legal charges.

The sentence in the court first instance was favorable and the process is being judged by the 2nd Regional Federal Court of Appeals. However, we emphasize that the most recent precedent by the courts has not been favorable to the taxpayers.

CIDE – Contribution for Intervention in the economic domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain over the amounts paid, credited or remitted to beneficiaries that are not permanent residents of the country, as royalties or remuneration of supply contracts, technical assistance, trade mark license agreement and patent license exploration agreement. The Company recorded a judicial deposit in 2002 and its corresponding provision in the amount of R$20,604 (R$18,400 on December 31, 2002), which includes legal charges.

The first instance court decision was unfavorable and the process is currently sub – judice in the 2nd Regional Federal Court of Appeals. However, there is not a legal precedent, since the processes about the subject are still very recent. According to the Company's lawyers, favorable outcome is considered possible.

Educational Salary

The Company discusses the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from 01.05.89 to 10.16.96. The provision on March 31, 2003 amounts to R$25,911 (R$24,331on December 31, 2002), which include legal charges.

The sentence in the legal court first instance was unfavorable and the process is currently sub – judice in the 2nd Regional Federal Court of Appeals. Recently, the Brazilian Supreme Court judged the subject against the taxpayer, which reduces the favorable outcome expectations in this process.

SAT – Workers' Compensation Insurance

The Company understands that it must pay the "SAT" at the rate of 1% in all of its establishments, and not 3%, as determined by the current law. The amounts of R$31,305 (R$28,065 on December 31, 2002) are being accrued on March 31, 2003, which include legal charges.

The sentence in the first instance court was unfavorable and the process is currently in TRF of the 2nd Region. Although there was so far no judgment in the Brazilian Supreme Court, according to the Company's lawyers, favorable outcome is considered possible.

Others

The Company has also numerous legal suits accrued related to FGTS LC 110, Drawback and Additional of freight for renewal of the charges navy merchant (AFRMM), in the amount of R$8,624 on March 31, 2003 (R$7,480 on December 31,

2002), which include legal charges.

Income Tax and Social Contribution

The Company claims the recognition of financial and fiscal effects related to the inflationary "expurgation" of the IPC of January 1989, of 51.87%.

In February 2003, the court judged part of the discussion given by the Federal Court of the 1st Region, which recognized CSN right to 42.72% of the tax effects in the computation of the income tax and social contribution related to inflationary expurgation of the 1998 IPC ("Plano Verão"), after deducting the 12.51% of the monetary restatement applied . Consequently, CSN recorded, in the 1st quarter of 2003, the amount of R$114,181 million as reversal of part of the IR/CSL provision related to this claim.

As of March 31, 2003 the Company recorded R$218,381 (R$218,381 on December 31, 2002) of court deposit and a provision of R$104,200 on March 31, 2003 (R$218,381 on December 31, 2002).

19. STOCKHOLDERS' EQUITY

	Paid-in Capital	Reserves	Accumulated Profits / (loss)	Stockholder's equity
BALANCE AT 12/31/2001	**1,680,947**	**3,472,266**		**5,153,213**
Revaluation Reserve Realization, net of income tax and social contribution		(103,327)	103,327	
CSL Differential Rate		(27,681)		(27,681)
CTE revaluation, net of income tax and social contribution		335,567		335,567
Reserve Constitution		9,227		9,227
Net loss for the period			(218,615)	(218,615)
Result Destination:				
- Loss absorption		(115,288)	115,288	
- Deliberated interest on capital		(50,000)		(50,000)
- Proposed interest on capital		(293,482)		(293,482)
BALANCE AT 12/31/2002	**1,680,947**	**3,227,282**	**-**	**4,908,229**
Reavaluation Reserve Realization, net of income tax and social contribution		(28,848)	28,848	
Net income for the period			406,032	406,032
BALANCE AT 03/31/2003	**1,680,947**	**3,198,434**	**434,880**	**5,314,261**

(a) Capital stock

The Company's capital stock on March 31, 2003 and 2002 is comprised of 71,729,261 thousand common shares, all book shares and without par value. Each common share entitles the owner to one vote at the General Meetings of Stockholders.

(b) Revaluation reserve (Parent Company)

This heading covers revaluations of the Company's fixed assets decided by the Extraordinary General Stockholders' Meeting held March 31, 1999, such revaluations were intended for determining adequate amounts for the Company's fixed assets and additionally for the thermo-electrical power plant – CTE II approved by the Extraordinary Stockholder's Meeting of December 19, 2002, in conformity with CVM Deliberation° 288 of December 3, 1998.

Pursuant to the provisions of CVM Decision No. 273 of August 20, 1998, a provision for social contribution and income tax was set up and classified as a long-term liability on the balance of the revaluation reserve (except land).

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

(c) Capital composition

On March 31, 2003, the main CSN' stockholders are:

	Number of Shares	
	Common	%
Vicunha Siderurgia S.A.	33,337,091	46.48
Fund. Vale do Rio Doce de Seguridade Social	6,926,057	9.66
CBS - CSN Employee's Pension Fund	2,604,922	3.63
Banque Safra Luxembourg S/A	2,421,052	3.38
Several (ADR - NY SE)	7,756,303	10.81
Other (Stocks - approx. 26 thousand)	18,683,836	26.04
Outstanding stocks	71,729,261	100.00

The Company's stock owned by Vicunha Siderurgia, were offered in guarantee of some restrictive convenants of loan agreement of this controlling stockholder.

(d) Investment Politics and Payment of Interest on Stockholders' Equity

On December 13, 2000, the Board of Directors decided to adopt a policy of profit distribution, which, by observing the provision of law no. 6,404, altered by law no. 9,457/97 implies the distribution of all net profit to the stockholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy of the Company, (ii) compliance with the Company's obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

20. NET REVENUES AND COST OF PRODUCTS SOLD

	03/31/2003			03/31/2002		
	Tons	Thousand of reais		Tons	Thousand of reais	
	(In thousand)	Net revenues	Cost of products sold	(In thousand)	Net revenues	Cost of products sold
Domestic	731	928,869	466,015	866	716,697	413,686
Export	352	376,267	194,965	330	164,544	128,161
Steel Products	1,083	1,305,136	660,980	1,196	881,241	541,847
Domestic		82,354	37,093	0	49,584	34,931
Export		4,544	1,671	0	596	948
Other Sales		86,898	38,764	0	50,180	35,879
Parent Company	1,083	1,392,034	699,744	1,196	931,421	577,726
Consolidated	1,092	1,585,171	763,837	1,239	1,042,612	650,487

21. CONSOLIDATED REVENUES AND INCOME BY SEGMENT OF BUSINESS

The information by business segment is based on the accounting books in accordance with Corporation Law.

The disclosure by business segment followed the concept of IAS14, as suggested by the Brazilian Securities Commission ("CVM"), providing the means to evaluate the performance in all Company' business segments.

	Steel and Services	Corporate Center	Energy and Infrastructure	Consolidated
Net Revenue	1,582,704		2,467	1,585,171
Cost of Products Sold	(757,236)		(6,601)	(763,837)
Gross Profit	825,468		(4,134)	821,334
Operacional Income and expenses				
Sales Expenses	(103,539)		(89)	(103,628)
Administrative Expenses		(63,236)		(63,236)
Others Operations Incomes (expenses)	18,474	(297)	(187)	17,990
	(85,065)	(63,533)	(276)	(148,874)
Net Financial Result		(288,924)		(288,924)
Net Exchange Variation		204,051		204,051
Equity Adjustment	(45,569)			(45,569)
Operating Income (loss)	694,834	(148,406)	(4,410)	542,018
Non-operating losses	(5,376)		56	(5,320)
Income before income tax and social contribution	689,458	(148,406)	(4,354)	536,698
Income Tax and Social Contribution	(192,088)	50,458	1,481	(140,149)
Net Icome (loss)	497,370	(97,948)	(2,873)	396,549

MAE

Disputes between electric sector agents, aggravated by the lack of electric energy offer during the rationing, did not allow the financial settlement of the operations carried out in the Wholesale Energy Market ("MAE"). Such disputes are being resolved through the General Agreement between electric sector agents, with direct intervention of the Federal Government.

During the period from September 2000 to March 2003 the Company recorded the amounts determined in accordance with the statements provided by MAE, with the commercialized energy volume in the amount receivable of R$484,333. Until April 29, 2003 the Company received the amount of R$171,430, of which R$91,179 in 2002 and R$80,251 in 2003.

The Company accrued R$50,517 provision for the effects of Order No 288/2002 of the Electric Energy National Agency – ANEEL (exposure relief). The Company understands that credits with the MAE, net of provision, are higher than accounted for, and that should be financially remunerated.

In 2003, net sales revenue recognized by the energy segment via CSN Energia S.A., amounted to R$108, equivalent to the volume of energy traded in the MAE.

22. FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS

	Parent Company		Consolidated	
	03/31/2003	03/31/2002	03/31/2003	03/31/2002
Financial expenses:				
Loans and financing - foreign currency	(34,375)	(28,850)	(53,793)	(66,377)
Loans and financing - Brazilian currency	(56,698)	(31,729)	(63,020)	(14,984)
With subsidiaries	(53,111)	(58,442)		
Other financial expenses	(38,149)	(39,637)	(47,456)	(58,932)
	(182,333)	(158,658)	(164,269)	(140,293)
Financial income:				
With subsidiaries	1,045	8,182		
Yield on financial applications net of provision for losses	7,282	(103,261)	11,990	(98,177)
Exchange Swap	(157,346)		(157,346)	
Exchange Variation Amortization(CVM 404/01 and 409/01)		(222,376)		(222,376)
Other income	11,737	77,732	20,701	80,584
	(137,282)	(239,723)	(124,655)	(239,969)
Net financial income	(319,615)	(398,381)	(288,924)	(380,262)
Monetary Variation				
- Assets	5,522	3,866	3,330	3,744
- Liabilities	(21,541)	(5,849)	(23,959)	(13,386)
	(16,019)	(1,983)	(20,629)	(9,642)
Exchange Variation				
- Assets	(61,407)	(1,748)	(49,264)	(1,981)
- Liabilities	415,138	4,013	308,685	10,321
- Amortization of deferred foreign exchange variation	(34,073)	(106,890)	(34,741)	(107,557)
	319,658	(104,625)	224,680	(99,217)
Net monetary and exchange variations	303,639	(106,608)	204,051	(108,859)

23. NON-OPERATING INCOME (EXPENSES)

On March 31, 2003, the parent company non-operating result, amounted to R$5,401 (R$3,546 in 2002), and consolidated amounted to R$5,320 (R$3,565 in 2002). The most significant item included in these results is the setting up of a provision for probable loss on investment, mainly related to the write – off of advance for future capital increase.

24 .VALUE-ADDED (PARENT COMPANY)

	R$ Million	
	03/31/2003	03/31/2002
Revenue		
Sales of goods, products and services	1,637	1,114
Allowance for doubtful accounts	(1)	(1)
Non-operating income	(5)	(4)
	1,631	1,109
Input purchased from third parties		
Raw material used up	(320)	(222)
Cost of products and services	(196)	(165)
Materials, energy, third-party services and others	(31)	(121)
	(547)	(508)
Gross value-added		
	1,084	601
Retention		
Depreciation, amortization and depletion	(125)	(132)
Net produced value-added		
	959	469
Value-added transferred		
Income from equity stakes		
Financial income / Exchange Variation	(51)	13
	(193)	(238)
Total value-added to distribute	(244)	(225)
	715	244

VALUE-ADDED DESTINATION

Staff and charges		
Taxes, charges and contributions	93	82
Interest of capital stock	399	104
Dividends / Interest of capital stock	(183)	255
Retained earnings	406	(197)

25. EBITDA

The Company's EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

	Parent Company		Consolidated	
	R$ Million		R$ Million	
	03/31/03	03/31/02	03/31/03	03/31/02
Net Revenue	1,392	931	1,585	1,042
Cost of products sold	(700)	(578)	(764)	(650)
Gross Profit	692	353	821	392
Operating expenses (sales, general and administrative)	(100)	(109)	(166)	(140)
Depreciation (Cost of Products sold and operating expenses)	125	132	133	138
EBITDA	717	376	788	390
EBITDA-MARGIN %				
	51.5%	40.4%	49.7%	37.4%

26. EMPLOYEES' PENSION FUND

(a) Private Pension Administration

The Company is the principal sponsor of the CSN Employees' Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, the principal objective of which is to pay benefits complementing those of the official social security. CBS congregates CSN employees, employees of CSN related companies and CBS employees, provided they sign the assent agreement.

(b) Characteristics of the Plans

CBS has three benefit plans:

35% of Average Salary Plan

It is a defined benefit plan, which began on 02/01/1966, with the objective of paying retirements (related to length of service, special, invalidity or old-age) on a life long basis, equivalent to 35% of the participant's salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Official Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in process of extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

Supplementary Average Salary Plan

It is a defined benefit plan, which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

Combined Supplementary Benefits Plan

This plan began in 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension, invalidity and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of March 31, 2003 and December 31, 2002, the plans are presented as follow:

	03/31/03	12/31/02
Members:	**19,105**	**19,198**
In activity	7,493	7,540
Retired employees	11,612	11,658
Distribution of members by benefit plan:		
35% of Average Salary Plan	**6,231**	**6,297**
Active	44	46
Retired employees	6,187	6,251
Supplementary Average Salary Plan	**5,700**	**5,725**
Active	549	560
Retired employees	5,151	5,165
Combined Supplementary Benefits Plan	**7,174**	**7,176**
Active	6,900	6,934
Retired employees	274	242
Linked beneficiaries:	**5,286**	**5,285**
35% of average salary plan	4,164	4,167
Supplementary average salary plan	1,091	1,089
Combined supplementary benefits plan	31	29
Total of Members / Beneficiaries:	**24,391**	**24,483**

(c) Insufficiency of Reserve Equalization

On January 25, 1996, the Supplementary Social Security Secretariat – SPC (Secretaria de Previdencia Complementar), through letter no. 55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on value determined on September 30, 1995, monetarily update to December 31, 1995. Under the approved scheme to settle the insufficiency, the participants will cover 42.51% over a period of 35 years and the sponsors will cover 57.5% over 30 years.

Through letter no. 1555/SPC/GAB/COA, of August 22, 2002, confirmed by letter no. 1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize, the sponsors' responsibility in the amount of R$725,820, in 240 monthly and successive installments being the 1st to 12 th installments due in the amount of R$958 and from 13th on R$3,133, monetarily indexed (INPC + 6% p.y.), starting June 28, 2002. The contract also foresees the installments anticipation in case of cash necessity in defined benefit plan and the transfer of occasioned deficits/superavits for which the sponsors are responsible to the updated debtor balance, so as to preserve the plans' balance without exceeding the maximum period of amortization.

(d) Actuarial Liabilities

As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC 26 of IBRACON – "Employee's Benefit Accounting" that established new calculation and disclosure accounting practices, the management of the Company, with its external actuaries, determined the effects of this new practice.

Actuarial Liability Recognition

The Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, as from January 1, 2002, being appropriated in the first quarter of 2003 the amount of R$20,393, in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation No. 371/2000, which added to related contribution private pension fund outlay totaled R$28,307.

The amortizing contribution is related to the part of the participants in the determination of to settle the reserve insufficiency, was reduced by the present value of the total actuarial obligations of the respective plans. Some participants are challenging in court this amortizing contribution; but the Company based on its legal and actuarial advisors, understands that the amortizing contribution was approved by Supplementary Social Security Secretariat "Secretaria da Previdência Complementar", and as such the contribution is due by those participants.

In the case of the Millennium Plan (Combined Supplementary Benefit Plan) of defined contribution, where there is a net actuarial asset, and in which the sponsor contributions are the same as the participants' contribution, our actuarial advisors understand that 50% of the net actuarial asset could be used for reduction of the sponsor's contribution. Thus, the sponsor chose to recognize 50% of this asset on its books in the amount of R$2,910 in 2003.

Main actuarial assumptions adopted in the actuarial liability calculation

METHODOLOGY USED	UNIT METHODS OF PROJECTS CREDITS
Rate for discount of actuarial obligation	13.4% p.y (8% real and 5% inflation)
Rate of expected yield on plan assets	13.4% p.y (8% real and 5% inflation)
Index for estimated salary increase	INPC + 1% (6.05%)
Index for the increase in estimated benefits	INPC + 0% (5.00%)
Long term estimate rate of inflation	INPC + 0% (5.00%)
Biometrical mortality table	UP84 with 3-year aggravation and segregated by sex
Biometrical invalidity table	Mercer Table for entering invalidity
Rate of expected rotation	1% p.y
Probability of entering retirement	The first time the participant qualifies for a benefit
CSN do not have obligations on other after-employees benefit.	

27. BUSINESS INTERNATIONALIZATION

In accordance with CSN's international business development strategy, on June 19, 2001, CSN obtained the right to acquire assets, with approximate value of US$50 million that belonged to Heartland Steel Inc., a company in Chapter #11, located in Terre Haute, state of Indiana, USA.

As of July 16, 2001, CSN ceded its right to a limited liability corporation LLC ("LLC"), organized according to the Delaware legislation, and controlled by Tangua Incorporated, which is controlled by an unrelated entity. LLC acquired the above mentioned assets for the amount of US$55 million and assumed certain liabilities in the total amount of US$19 million.

CSN is to acquire the quota of LLC in July 2003, as part of a "put" and "call" agreement signed by CSN and the administrative agent of Credit Agreement, related to a Tangua's loan. The principal amount of the loan signed in July 2001 is US$175 million, subject to Libor plus interest of 1.875% p.a. The price for CSN to exercise this right in the "put and call" agreement is the borrowing balance (plus accrued interest) on the acquisition date.

28. SUBSEQUENT EVENTS

- Lusosider

On April 22, 2003, the Company informed that, in conformity with its internationalization strategy, it intends to buy from Banco do Espírito Santo de Investimentos S.A. ("BESI"), 50% of its participation in Lusosider Projectos Siderúrgicos S.A., a Portuguese laminating company producing galvanized products by immersion and metallic blades, in the amount of EUR 10,84 million (US$11.8 million). This transaction is subject to conditions, among which the approval, by the Portuguese or European Economic Community regulating agencies.

- FCA - CFN - TECON

The Company and Companhia Vale do Rio Doce – CVRD, announced the signing of purchase and sale contracts of equity holdings that, after approval by the regulating agencies and by the BNDES, will make it possible for the Company and its subsidiaries to hold the whole control of Sepetiba TECON and 50% of CFN, whereas CVRD will have the whole control of Ferrovia Centro Atlântica. Within a 60-day term, the Company will disburse the amount of R$80 million for the stake in Sepetiba TECON and the amount paid by CVRD – R$100 million– to transfer the control from CFN to CSN and TAQUARI.

- Offering

The Company, through its subsidiary CSN Islands III Corp., issued US$75 million in Notes. The transaction, with maturity in 2 years, has coupon of 9.75% p.y.. The funds raised in this operation will be used as working capital, increasing the Company's liquidity.

- Liquidation of US Commercial Papers

On April 18, 2003 the Company settled the US Commercial Papers financial operation in the amount of US$250 million, through its subsidiary CSN Overseas. The funds were raised in 2001 at the approximate cost of 5.9% p.a.

29. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements have been prepared on the basis of accounting practices laid down by the Corporate Law in Brazil.

Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices in Brazil may not conform to generally accept accounting principles in other countries.

Highlights

- The strong operating performance contributed to EBITDA (Gross Profit – SG&A Expenses + Depreciation and Depletion) of R$717 million, 90% higher than in 1Q02, and an EBITDA margin (EBITDA/net revenues) of 51%. Consolidated EBITDA totaled R$788 million, 102% higher than in 1Q02 and the EBITDA margin was 50%.

- Net revenues grew 49% to R$1.4 billion in 1Q03, due to price increases implemented in the domestic market, a greater percentage of coated product sales (38% compared to 32%), and a greater portion of export sales. These factors were partially offset by 9% lower sales volume. Export volumes and revenues (denominated in U.S. dollars and translated into reais in the income statement) rose from 28% to 33% and from 18% to 27% of total sales, respectively, in 1Q03, reflecting a 7% higher export volume and by a 114% increase in average prices obtained, in reais.

- Consolidated net debt was 5% lower compared to December 31, 2002, totaling US$1.368 billion, and US$709 million lower than at the close of 1Q02. This reduction is a result of strong cash generation, which contributed to a US$165 million increase in cash on a consolidated basis at the end of 1Q03. The Company's cash management and hedging strategy reduced the quarter's average cost of net consolidated debt to close to zero.

- As a result of the excellent operating performance and the 5.1% appreciation of the Brazilian real during 1Q03 (compared to the last quarter of 2002), CSN's net income totaled R$406 million (R$5.66 per ADR) compared to a net loss of R$197 million in 1Q02.

Production and Production Costs

In 1Q03, crude steel output remained stable at 1.3 million tonnes, while rolled finished products production was stable at 1.1 million tonnes (production volumes measured at the continuous caster for crude steel, and at the hot strip mill for rolled finished products - this volume slightly differs from inventory deposits due to normal process losses).

Production costs in 1Q03 were higher on a per-tonne basis, due mainly to the 47% average depreciation of the real against the dollar compared to 1Q02. In addition, the Company consumed a greater amount of purchased coke (in 2002 the company consumed excess coke produced during Blast Furnace #3 maintenance) and reclassified certain costs for personnel involved in operations from administrative expenses to cost of goods sold.

Sales

Sales volume of finished products and slabs totaled 1.08 million tonnes, 9% lower than in 1Q02, driven by lower sales of slabs and hot rolled steel, which are lower value-added products.

The domestic market accounted for 67% of total sales volume in 1Q03 compared to 72% in the same period of 2002. Demand in the domestic market was driven by our sales to the automotive sector, which increased 22%, due to strong vehicle exports. In the export market, China was the main destination, where prices were higher than the international average.

Higher value-added galvanized steel and tin mill products accounted for 38% of total sales volume in 1Q03, compared to 32% last year, when the Company's slab sales were 70,000 tons higher.

CSN's consolidated sales volume was 1.09 million tonnes in 1Q03, with the percentage of export sales remaining at 33% and coated products accounting for 41% of total sales volume, reflecting the sale of galvanized products by GalvaSud produced from cold rolled steel purchased mainly from CSN.

Operating Results

Net revenues, Cost of Goods Sold & gross margin

Net revenues increased 49% to R$1.4 billion in 1Q03, compared to 1Q02. Higher average prices and a greater percentage of coated product sales offset a 9% lower sales volume. Lower sales volume was due mainly to delays in an approximately 40,000-tonne shipment caused by a 10-day trucking strike in March and by lower inventory levels at the beginning of 2003. Domestic sales accounted for 73% of total net sales compared to 82% in 1Q02.

Consolidated net revenues totaled R$1.6 billion in 1Q03, 52% higher than in 2002.

The differences between Parent Company and Consolidated figures are the sales of Metalic, CISA and GalvaSud, which sell higher value added products produced from products supplied mainly by CSN.

In 1Q03, cost of goods sold (CoGS) was 21% higher, totaling R$700 million. The impact of the higher average exchange rate on imported raw materials was the main reason behind this increase, in addition to an R$11 million impact from the reclassification of certain personnel expenses to production costs, as mentioned above. Included in CoGS is our R$22 million share of MRS amortization of deferred exchange rate loss incurred in 2001. Consolidated COGS was R$764 million, 17% higher than in 1Q02.

Gross margin was 50% in 1Q03 compared to 38% in 1Q02, due mainly to higher selling prices. Consolidated gross margin was 52%, compared to 1Q02's 38%.

- SG&A expenses
  In 1Q03 SG&A expenses, without depreciation, totaled R$93 million, R$8 million lower than in 1Q03. The main reason for this decrease was the R$11 million in expenses that were reclassified to production costs, as mentioned above.

- EBITDA
  EBITDA in 1Q03 was 90% higher, totaling R$717 million. The EBITDA margin was 51%, up from 40% in 1Q02 and unchanged from the 4Q02 margin. This increase is related to the growth of gross profit. The inclusion of our share of MRS' amortization of deferred exchange rate loss mentioned above had a 3 percentage point negative impact on the EBITDA margin.

  Consolidated EBITDA also grew 102% to R$788 million, with an EBITDA margin of 50%, practically the same as the parent company.

- Other operating income (expenses)
  In 1Q03, the Company recorded other net income of R$25 million compared to a net expense of R$48 million in 1Q02. In March 2003 a provision of R$35 million that was booked in 4Q02 to recognize a partial liability to MAE by Itasa was reversed, as Itasa recognized this part in its income statement (therefore impacting equity results negatively. Also contributing to this item were lower provisions for contingencies.

Net financial result

Net financial result (financial expenses plus financial income plus monetary and net currency variations, excluding amortization of the deferral) was a positive R$18 million in 1Q03. The positive change of R$194 million is a result of the Company's hedging strategy. Arbitrage gains from hedging instruments and a low nominal cost of gross debt contributed to a net debt cost of 4% per year in reais, or 15% of CDI Cetip (annualized). For the remainder of the year, the Company expects a consolidated net debt cost of approximately 70% of CDI (Brazilian Interbank Interest Rate).

Exchange Rate Impact Deferral: In 1Q03, CSN amortized a total amount of R$34 million compared to R$329 million in 1Q02, leaving a balance of R$96 million to be amortized by the end of 2003 and R$104 million to be amortized in 2004.

Equity in results of subsidiaries

Equity in results of subsidiaries was a negative R$51 million in 1Q03, due mainly to the impact of the 5.1% currency appreciation on shareholders' equity of offshore companies denominated in U.S. dollars.

- Income Tax and Social Contribution
  In 1Q03, CSN recorded a tax expense of R$138 million compared to a tax credit of R$101 million in 1Q02. The higher pre-tax earnings were partially offset by a reversion of a portion of the tax provision in the amount of R$115 million associated with the the inflationary amnesty of 1989 ("Summer Plan"). In February 2003, a partial ruling was made by the Federal Court (TRF - 1a reg.), which allows CSN to recognize 42.72% (adjusted for inflation with a 12.51% indexer) of the fiscal effects to calculate income taxes related to the Summer Plan.

- Net Income (Loss)
  Net income in 1Q03 for the Parent Company was R$406 million (R$5.66 per ADR), R$603 million higher than in 1Q02. Consolidated net income totaled R$397 million, or R$594 million higher than in 1Q02.

Consolidated Net Debt

In 1Q03 CSN's consolidated net debt was reduced 5% to US$1.368 billion, due to strong cash generation which raised the consolidated cash position by US$165 million during the first quarter of 2003. On March 31, 2003, cash and cash equivalents were US$652 million. Annualizing first quarter consolidated EBITDA would result in a Net Debt/EBITDA ratio of 1.5 on March 31, 2003.

Capital Expenditures

In 1Q03, capital expenditures totaled R$22 million, primarily relating to the technological and operational maintenance of the Volta Redonda mill. In addition to this amount, property, plant and equipment increased by R$514 million, reflecting CISA incorporation into CSN, in 1Q03.

Recent Events

- In line with its strategy to focus on its core competency in steelmaking and maintain stakes in assets that yield synergies for the Company, on April 16, 2003 CSN signed an Agreement for the Purchase and Sale of Asset Stakes and Other Service Agreements with Companhia Vale do Rio Doce and its subsidiaries (CVRD) and Taquari Participações. Upon completion of the agreement, CSN will own 100% of Sepetiba Tecon S.A. (TECON) and 49% of Companhia Ferroviária do Nordeste (CFN) and will no longer hold a stake in Ferrovia Centro-Atlântica S.A. (FCA). In this transaction CSN will make a cash disbursement of R$81 million for the stake in TECON. In connection with CVRD' s divestment of its interest in CFN, the amount paid by CVRD, will be added to CFN's shareholder's equity.

- On April 22, 2003, CSN issued US$75 million in 2-year Notes through its subsidiary CSN Islands III Corp., with a 9.75% coupon. The transaction was coordinated by J.P. Morgan Europe Limited.

- On April 22, 2003, CSN disclosed its intention to acquire a 50% stake in Lusosider Projectos Siderúrgicos S.A. (Lusosider) from Banco Espírito Santo de Investimento S.A. for EUR 10.84 million (US$11.8 million). This transaction is subject to approval by the Portuguese or European Union regulatory authorities. Lusosider is a steel rolling company that produces dipped galvanized and tin-plate steel products, servicing mainly the Iberian Peninsula market.

- At the Annual Shareholders' Meeting on April 29, 2003, shareholders approved distributions of R$293.5 million (R$4.091524 per ADR, before taxes) as Interest on Equity and R$506.1 million (R$7.056229 per ADR) as dividends related to revenue reserves from prior years. Payment will be made as of

June 11, 2003.

- At this Annual Shareholders' Meeting, shareholders also approved the assets revaluation report, which increased fixed assets by R$4.1 billion while increasing revaluation reserve and deferred taxes in the long term.

- In April 2003, CSN completed the last of the projects called for in the FEEMA Agreement, signed on January 27, 2000 with the Rio de Janeiro State Government. A total of 130 environmental items were included in the program, 55 of which were related to air pollution control (R$166 million in investments), 44 were related to water pollution control (R$67 million in investments) and 18 were related to solid waste treatment (R$18 million).

On April 30, 2003, Antonio Mary Ulrich, Managing Director of the Corporate Center and Investor Relations, resigned from the Company. Benjamin Steinbruch, CSN's CEO, will assume these functions in an interim basis.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and consolidated gross revenues of R$6.1 billion reported in 2002, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. They include future results that may be implied by historical results and investments, cost of net debt for 2003, the amount of deferral to be amortized in 2003 and 2004 and the completion of the agreement with CVRD and the acquisition of Lusosider. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements, as a result of several factors, such as general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, future renegotiations or pre-payment of liabilities or credits denominated in foreign currencies, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national basis).

SALES VOLUME
In thousands of tonnes

	1Q2003	4Q2002	1Q2002
Brazilian Market	731	776	867
Hot Rolled	248	252	338
Cold Rolled	180	200	207
Galvanized	128	129	155
Tin Mill Products	163	185	156
Slabs	12	10	11
Export Market	352	476	329
Hot Rolled	96	203	57
Cold Rolled	21	49	4
Galvanized	51	90	5
Tin Mill Products	64	96	72
Slabs	120	38	191
TOTAL MARKET	1,083	1,252	1,196

```
Hot Rolled                 344     455     395
Cold Rolled                201     249     211
Galvanized                 179     219     160
Tin Mill Products          227     281     228
Slabs                      132      48     202
```

Exchange Rates (R$/US$)

	4thQ01	1stQ02	2ndQ02	3rdQ02	4thQ02	1stQ03
US$	2.3204	2.3236	2.8444	3.8949	3.5333	3.3531
Change (%)	(13.1)	0.1	22.4	36.9	(9.3)	(5.1)

Net revenue by product
In R$/tonne

	1Q 2003	4Q 2002	1Q 2002
TOTAL MARKET	1,205	1,135	737
Hot Rolled	911	862	577
Cold Rolled	1,149	1,040	752
Galvanized	1,527	1,403	1,096
Tin Mill Products	1,700	1,542	1,127
Slabs	767	614	312

INVESTMENTS IN FIXED AND DEFERRED ASSETS – PARENT COMPANY
In millions of reais

	1Q 2003	4Q 2002	1Q 2002
Technological improvements	8	81	6
Environmental projects	3	18	10
Deferred	15	23	7
Others*	(4)	82	17
TOTAL1	22	204	40

* general construction work, spare parts, maintenance, logistics, etc

_____

1 Includes financial charges capitalization: 1Q03 - (10) and 1Q02 - 2
_____

01.01 - IDENTIFICATION

```
1 - CVM CODE          2 - NAME OF COMPANY                3 - TAX PAYER
00403-0               COMPANHIA SIDERÚRGICA NACIONAL     33.042.730/0001-04
```

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

```
1 - CODE .   2 - DESCRIPTION                                    3 -03/31/
1            TOTAL ASSETS                                       15,628,9
1.01         CURRENT ASSETS                                     4,692,7
1.01.01 ..   CASH AND BANKS                                        58,8
1.01.01.01   BANKS                                                 58,8
1.01.01.02   OTHER
1.01.02 ..   CREDITS                                            1,303,1
```

```
1.01.02.01   TRADE ACCOUNTS RECEIVABLE - DOMESTIC MARKET              1,089,2!
1.01.02.02   TRADE ACCOUNTS RECEIVABLE - EXPORT MARKET                   315,9:
1.01.02.03   ALLOWANCE FOR DOUBTFUL ACCOUNTS                            (102,0(
1.01.03 ..   INVENTORIES                                                684,2!
1.01.03.01   FINISHED PRODUCTS                                          196,5:
1.01.03.02   PRODUCTS IN PROCESS                                        106,3:
1.01.03.03   RAW MATERIAL                                               182,0:
1.01.03.04   SPARE PARTS AND MAINTENANCE SUPPLIES                       182,0'
1.01.03.05   IMPORTS IN TRANSIT                                           5,8!
1.01.03.06   MATERIALS IN TRANSIT                                        11,4(
1.01.04 ..   OTHER                                                    2,646,4!
1.01.04.01   MARKETABLE SECURITIES                                    2,027,3!
1.01.04.02   WITHHOLDING INCOME TAX AND SOCIAL CONTRIBUTION TO OFFSET    87,8:
1.01.04.03   DEFERRED INCOME TAX                                        229,0(
1.01.04.04   DEFERRED SOCIAL CONTRIBUTION                                53,5'
1.01.04.05   OPTION PREMIUM HEDGE
1.01.04.06   OTHER                                                      248,6'
1.02         LONG-TERM ASSETS                                         1,429,0(
1.02.01 ..   CREDITS                                                     55,4(
1.02.01.01   COMPULSORY LOANS - ELETROBRÁS                               55,4(
1.02.02 ..   CREDITS WITH RELATED PARTIES
1.02.02.01   AFFILIATES
1.02.02.02   SUBSIDIARIES
1.02.02.03   OTHER RELATED PARTIES
1.02.03 ..   OTHER                                                    1,373,6(
1.02.03.01   DEFERRED INCOME TAX                                        286,1!
1.02.03.02   DEFERRED SOCIAL CONTRIBUTION                                79,5:
1.02.03.03   JUDICIAL DEPOSITS                                          456,6!
1.02.03.04   SECURITIES RECEIVABLE                                       52,2'
1.02.03.05   RECOVERABLE PIS / PASEP                                     50,8!
1.02.03.06   LEASES                                                     47,4!
1.02.03.07   INVESTMENT AVAILABLE FOR SALE                             203,7(
1.02.03.08   DEBENTURE                                                 100,6(
1.02.03.09   OTHER                                                      96,2!
1.03         PERMANENT ASSETS                                         9,507,0!
1.03.01 ..   INVESTMENTS                                               131,4!
1.03.01.01   IN AFFILIATES
```

01.01 - IDENTIFICATION

```
1 - CVM CODE          2 - NAME OF COMPANY              3 - TAX PAYER
00403-0               COMPANHIA SIDERÚRGICA NACIONAL   33.042.730/0001-04
```

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF BRAZILIAN REAIS)

```
1 - CODE .   2 - DESCRIPTION                                     3 -03/31/:
1.03.01.02   IN SUBSIDIARIES                                           131,4!
1.03.01.03   OTHER INVESTMENTS
1.03.02 ..   PROPERTY, PLANT AND EQUIPMENT                          8,908,4'
1.03.02.01   IN NET OPERATION                                       8,303,3'
1.03.02.02   CONSTRUCTION                                             523,7!
1.03.02.03   LANDS                                                    81,3:
1.03.03 ..   DEFERRED CHARGES                                         467,1(
```

01.01 - IDENTIFICATION

```
1 - CVM CODE          2 - NAME OF COMPANY              3 - TAX PAYER
00403-0               COMPANHIA SIDERÚRGICA NACIONAL   33.042.730/0001-04
```

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAI!

```
1 - CODE ....   2 - DESCRIPTION                                   3 -03/31/2(
```

```
2              TOTAL LIABILITIES                                         15,628,?
2.01           CURRENT LIABILITIES                                        4,992,?
2.01.01 .....  LOANS AND FINANCING                                        3,508,?
2.01.02 .....  DEBENTURES                                                    29,?
2.01.03 .....  SUPPLIERS                                                    617,?
2.01.04 .....  TAXES AND CONTRIBUTIONS                                     341,?
2.01.04.01 ..  SALARIES AND SOCIAL CONTRIBUTIONS                            84,?
2.01.04.02 ..  TAXES PAYABLE                                               151,?
2.01.04.03 ..  DEFERRED INCOME TAX                                          77,?
2.01.04.04 ..  DEFERRED SOCIAL CONTRIBUTION                                 27,?
2.01.05 .....  DIVIDENDS PAYABLE                                           293,?
2.01.05.01 ..  DELIBERATED INTEREST ON STOCKHOLDERS' EQUITY                   ?
2.01.05.02 ..  PROPOSED DIVIDENDS AND INTEREST ON STOCKHOLDERS' EQUITY     293,?
2.01.06 .....  PROVISIONS                                                    6,?
2.01.06.01 ..  LABOR, CIVIL AND FISCAL                                       6,?
2.01.07 .....  DEBT WITH RELATED PARTIES
2.01.08 .....  OTHER                                                       195,?
2.01.08.01 ..  DERIVATIVES -PAYBLE ACCOUNTS
2.01.08.02 ..  OTHER                                                       195,?
2.02           LONG-TERM LIABILITIES                                      5,331,?
2.02.01 .....  LOANS AND FINANCING                                        2,568,?
2.02.01.01 ..  LOANS AND FINANCING                                        2,568,?
2.02.02 .....  DEBENTURES                                                  666,?
2.02.03 .....  PROVISIONS                                                 1,654,?
2.02.03.01 ..  LABOR, CIVIL AND FISCAL                                      91,?
2.02.03.02 ..  FOR INCOME TAX IN JUDGE                                      59,?
2.02.03.03 ..  FOR SOCIAL CONTRIBUTION IN JUDGE                             44,?
2.02.03.04 ..  OTHER TAX IN JUDGE                                          206,?
2.02.03.05 ..  DEFERRED INCOME TAX                                         921,?
2.02.03.06 ..  DEFERRED SOCIAL CONTRIBUTION                                331,?
2.02.04 .....  DEBT WITH AFFILIATES
2.02.05 .....  OTHER                                                       441,?
2.02.05.01 ..  PROVISION FOR INVESTMENT DEVALUATION
2.02.05.02 ..  OTHER                                                       441,?
2.03           DEFERRED INCOME
2.04           MINORITY INTEREST
2.05           STOCKHOLDERS' EQUITY                                       5,304,?
2.05.01 .....  PAID-IN CAPITAL                                            1,680,?
2.05.01.01 ..  COMMON STOCKS
2.05.02 .....  CAPITAL RESERVES                                              10,?
2.05.03 .....  REVALUATION RESERVES                                       2,485,?
2.05.03.01 ..  OWN ASSETS                                                 2,485,?
2.05.03.02 ..  SUBSIDIARIES/AFFILIATES
```

01.01 - IDENTIFICATION

```
1 - CVM CODE        2 - NAME OF COMPANY                 3 - TAX PAYER
00403-0             COMPANHIA SIDERÚRGICA NACIONAL       33.042.730/0001-04
```

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAI?

```
1 - CODE ....  2 - DESCRIPTION                                         3 -03/31/2?
2.05.04 .....  REVENUE RESERVES                                            702,?
2.05.04.01 ..  LEGAL                                                       196,?
2.05.04.02 ..  STATUTORY
2.05.04.03 ..  FOR CONTINGENCIES
2.05.04.04 ..  UNREALIZED INCOME
2.05.04.05 ..  PROFIT RETENTIONS
2.05.04.06 ..  SPECIAL FOR NON-DISTRIBUTED DIVIDENDS
2.05.04.07 ..  OTHER PROFIT RESERVES                                       506,?
2.05.04.07.01  FOR INVESTMENTS                                             506,?
2.05.05 .....  RETAINED EARNINGS (LOSSES)                                  425,?
```

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - (TO (
3.01	GROSS REVENUE FROM SALES AND SERVICES	1
3.02	DEDUCTIONS FROM GROSS REVENUE	
3.03	NET REVENUE FROM SALES AND SERVICES	1
3.04	COST OF GOODS AND SERVICES SOLD	
3.05	GROSS PROFIT	
3.06	OPERATING INCOME (EXPENSES)	
3.06.01	SELLING	
3.06.02	GENERAL AND ADMINISTRATIVE	
3.06.03	FINANCIAL	
3.06.03.01	FINANCIAL INCOME	
3.06.03.01.01	EXCHANGE VARIATION AMORTIZATION	
3.06.03.01.02	OTHER	
3.06.03.02	FINANCIAL EXPENSES	
3.06.04	OTHER OPERATING INCOME	
3.06.05	OTHER OPERATING EXPENSES	
3.06.05.01	FOREIGN EXCHANGE AND MONETARY LOSS, NET	
3.06.05.02	AMORTIZATION OF SPECIAL EXCHANGE VARIATION	
3.06.05.03	OTHER	
3.06.06	EQUITY IN RESULTS OF SUBSIDIARIES AND AFFILIATED COMPANIES	
3.07	OPERATING INCOME/LOSS	
3.08	NON-OPERATING INCOME /LOSS	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF COMPANY	3 - TAX PAYER
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04

07.01 - CONSOLIDATED STATEMENT OF OPERATIONS (IN THOUSANDS OF BRAZILIAN REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/: TO 03/31/:
3.08.01	INCOME	11(
3.08.02	EXPENSES	(5,43(
3.09	INCOME BEFORE TAXES AND PARTICIPATIONS / CONTRIBUTIONS	536,69
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	33,02
3.11	DEFERRED INCOME TAX	(173,17
3.11.01	DEFERRED INCOME TAX	(125,92
3.11.02	DEFERRED SOCIAL CONTRIBUTION	(47,24
3.12	STATUTORY PARTICIPATIONS / CONTRIBUTIONS	(
3.12.01	PARTICIPATIONS	(
3.12.02	CONTRIBUTIONS	(
3.13	REVERSAL OF INTEREST ON STOCKHOLDERS' EQUITY	(
3.15	NET INCOME (LOSS) FOR THE PERIOD	396,54
	OUTSTANDING SHARES (THOUSANDS)	71,729,26
	EARNINGS PER SHARE (R$)	0.0055
	LOSS PER SHARE (R$)	

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   33.042.730/0001-04

15.01 - PROJECTS OF INVESTMENT

OPERATIONAL INVESTMENTS

The accumulated expenditures for the main projects of investments underway as of March 31, 2003 are as follows: In thousand of reais

Thermoelectric Central	562
Replecement of Steel Pot Frame	301
Replecement of Convertor's Frame – B	724
Modernization of Pickling Line # 3 and #4	57
Improvement on line of Plate's continuous annealing	168
Sinter Reformation	133
Instalation of Hot Rolled Cut Line	114
Improvement on Hot Band Mill	201
Ingnition Control of Exhaustion Motors from Sinter # 2	56
Researches and Projects	110
Particulate Emission to Lantern	121
Organic Vapor Taking Process	185
Sewer System	1,971
Total	4,703

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   33.042.730/0001-04

16.01 – OTHER INFORMATION THAT THE COMPANY CONSIDERS RELEVANT

	Parent Company	
	2003	2002
Cash Flow from operating activities		
Net income (loss) for the year	406,032	(197,412)
Adjustments to reconcile the net income for the year with the resources from operating activities:		
-Amortization of special exchange variation	34,073	329,266
-Net monetary and exchange variation	(368,970)	(8,168)
-Provision for loan and financing charges	150,544	129,178
-Depreciation / depletion / amortization	124,742	132,009
-Write-offs of permanent assets	105	993
-Equity pick up	51,307	(13,603)
-Deferred income tax and social contribution	182,812	(117,704)
-Provision swap / forward	328,954	
-Provision market to market	(246,055)	
-Actuarial Liability Provision	20,393	
-Other provisions	(42,147)	37,656
	641,790	292,215
(Increase) Decrease in assets:		
-Accounts receivable – trade	71,865	(194,920)
-Inventories	(97,431)	35,852
-Judicial deposits	(13,470)	(3,008)
-Credits with subsidiary and associated companies	65,640	56,970
-Carryforward taxes	(12,156)	(10,056)
-Others	119,063	37,293
	133,511	(77,869)

Increase (Decrease) in liabilities:

-Suppliers	(45,090)	(1,587)
-Salaries and payroll charges	9,047	4,692
-Taxes	(63,128)	25,827
-Accounts payable - Subsidiary Company	3,624	(78,433)
-Option Hedge premium	211,241	
-Other	22,633	60,566
	138,327	11,065
Net resources from operating activities	913,628	225,411

Cash Flow from investing activities

Investments	(42,474)	(146,578)
Property, plant and equipment	(501,077)	(30,664)
Deferred assets	(44,662)	(7,270)
Net resources used on investing activities	(588,213)	(184,512)

Cash Flow from financing activities

Financial Funding:		
-Loans and financing	1,028,977	244,823
-Debentures		645,585
	1,028,977	890,408
Payments:		
-Financial institution		
-Principal	(605,578)	(148,514)
-Charges	(142,142)	(84,425)
-Interest on stockholders' equity/dividends	(8)	(2)
	(747,728)	(232,941)
Net resources from financing activities	281,249	657,467
Decrease in cash and cash equivalents	606,664	698,366
Cash and cash equivalents, beginning of year	850,278	378,684
	1,456,942	1,077,050

Cash and cash equivalents, end of the year

Additional cash flow information
Monetary variation and interest capitalized ....   (9,789)   2,172

SOURCES OF FUNDS
Funds provided by operations
Net income (loss) for the period ....
Expenses (income) not affecting working capital
- Monetary and foreign exchange variation and long term accrued charges (net)
- Equity pick up ....
- Write-offs of permanent assets ....
- Depreciation/depletion/amortization ....
- Amortization of deferred foreign exchange Variation ....
- Deferred income tax and social contribution ....
- Reversion of income tax and social contribution ....
- CPMF Provision ....
- Acturial Liabilities Provision ....
- Other ....

Funds provided by third parties - Long-term
Loans and financing resources ....
Debentures Issue ....
Decrease in other assets ....
Increase in other liabilities ....
Subsidiaries Proposed Dividend ....
Other ....

USES OF FUNDS
Funds used in permanent assets
Investments ....
Property, plant and equipment ....
Deferred assets ....

Other
Transfer of loans and financing to short-term ....
Increases in noncurrent assets ....
Deferred income tax and social contribution ....
Decrease in long-term loans and financing ....
Other ....

.

INCREASE (DECREASE) IN NET WORKING CAPITAL ....

CHANGES IN NET WORKING CAPITAL
Current assets
- At end of period ....
- At beginning of period ....

Current liabilities
- At end of period ....
- At beginning of period ....

INCREASE (DECREASE) IN NET WORKING CAPITAL ....

Sources of Funds
Funds provided by third parties - Long-term
Loans and financing resources   275,770
Other   34,396

Uses of Funds
Funds used in permanent assets
Investments ....   (5,409)
Property, plant and equipment   484,252
Deferred assets   30,041   508,884

Other
Increase in Long Term Assets   1,225

Net Current ....

ACCOUNTING CASH FLOW

Cash Flow from operating activities
Increase in Assets
Current Assets   883
Long Term Assets   1,225

Increase in Liabilities
Current Liability (except for loans and financing) .....   (161,883)
Long Term Liability (except for loans and financing) ...   (34,396)

```
Cash Flow from investing activities
Investments ........................................... (5,409)
Property, plant and equipment ......................... 484,252
Deferred assets ....................................... 30,041


Cash Flow from financing activities
Loans and financing
Current Assets ........................................ (38,943)
Long Term Assets ...................................... (275,770)
```

00403-0 COMPANHIA SIDERÚRGICA NACIONAL   33.042.730/0001-04

17.01 – SPECIAL REVIEW REPORT - QUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent Accountants Special Review Report

To the Stockholders and Management of Companhia Siderúrgica Nacional Rio de Janeiro – RJ

1. We have conducted a special review on the quarterly report (ITRs) of COMPANHIA SIDERÚRGICA NACIONAL (a Brazilian corporation), which includes the individual (Parent Company) and consolidated balance sheets as of March 31, 2003, the related statements of income, the performance report and the relevant information for the quarter then ended, presented in accordance with the accounting practices adopted in Brazil, prepared under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Accountants - IBRACON, together with the Federal Accounting Council (CFC), and mainly comprised: (a) inquires and discussions with the Company's management responsible for the accounting, financial and operating areas as to the principal criteria adopted in the preparation of the quarterly information; and (b) review of the information and subsequent events that had or may have significant effects on the Company's financial position and operations.

3. As described in note 13 to the quarterly financial information, the Company, its affiliate MRS Logística S.A. and its subsidiary GalvaSud S.A. elected to defer net losses arising from exchange rate changes in year 2001, in conformity with Provisional Measure No. 3/2001 and Deliberations no. 404/2001 and 409/2001 from Comissão de Valores Mobiliários – CVM. Accounting practices adopted in Brazil, require the recognition in income of the effects of exchange rate changes during the period in which they occurred. As a result, as of March 31, 2003, stockholders' equity is overstated by approximately R$134,718 thousand (R$157,647 thousand as of December 31, 2002), and the net profit for the quarter ended March 31, 2003 is understated by approximately R$22,929 thousand, (net loss for the quarter ended on March 31, 2002 was overstated by approximately R$221,587 thousand) net of fiscal effects.

4. Based on our special review, except for the effects of the matter mentioned in paragraph (3), we are not aware of any material modification that should be made to the quarterly report referred to in paragraph (1) above for it to be in accordance with the accounting practices adopted in Brazil, applied in compliance with the standards laid down by CVM (Brazilian Securities Commission), specifically applicable to the preparation of the quarterly information.

5. As described in note 21 to the quarterly information, as of March 31, 2003, the Company and its affiliates recorded, under current assets, accounts receivable in the amount of R$312,903 thousand, related to energy sales

transactions carried out in the Wholesale Energy Market "MAE" based on evaluations made and disclosed by MAE and/or on estimates prepared by the Company's management, in the absence of such information by MAE. This amount may be subject to alteration, depending on the outcome of current judicial processes, filed by agents of the electric energy market, with respect of the interpretation of market regulations in effect. The success of this negotiation and its settlement depend on the agent's financial capacity to meet their commitments.

6. The individual and consolidated financial statements as of December 31, 2002 presented for comparative purposes, were audited by us, and our report, dated February 26, 2003 included qualification with respect to the deferral of net negative exchange variations in the first quarter of 1999, and for the year 2001. The individual and consolidated statements of income in the quarter ended March 31, 2002, presented for comparative purposes, were reviewed by other independent accountants, whose report, dated May 8, 2002, contains qualification with respect to the deferral of net negative exchange variations in the first quarter of 1999 and in the year 2001, and also with respect to the division of responsibility with other independent accountants, that reviewed the financial statements of affiliates, subsidiaries and joint subsidiaries.

7. Our special review was conducted for the purpose of issuing a report on the quarterly information referred to in paragraph (1) above, taken as a whole. The Supplementary Information related to the Value-added Statement, presented in note 24, to the Statement of Earnings before Interest, Tax, Depreciation and Amortization (Ebitda) in note 25, and to the Statements of Changes in Financial Position and of Cash Flows presented in Attachment 16.01 to the quarterly information are presented for the purposes of allowing additional analyzes and are not required as part of the basic quarterly report. These information were reviewed according with the review procedures mentioned in paragraph (2) above, and based on our special review, are fairly stated, in all material aspects, in relation to the Quarterly Information taken as a whole.

8. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, May 2, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2003

COMPANHIA SIDERÚRGICA NACIONAL

By: _____ /s/ Otavio de Garcia Lazcano

Otavio de Garcia Lazcano
Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.